3/12

08001254

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Group plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FILE NO. 82- 34758

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dew

DAT : 3/14/08

12-31-07
AR/S

Henderson Group plc

# ASX Appendix 4E

# Preliminary Final Report

## For the year ended 31 December 2007

The information contained in this document should be read in conjunction with the Henderson Group plc (the Company) Annual Report and Accounts for the year ended 31 December 2007 and any public announcements made by the Company and its controlled entities (Henderson Group or the Group) during the year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the Australian Securities Exchange (ASX) Listing Rules. This report includes the full year information required to be given to the ASX under Listing Rule 4.3A.

**Henderson Group plc – Company Number 2072534 and ABN 30 106 988 836**

## CONTENTS

## RESULTS FOR ANNOUNCEMENT TO THE MARKET

Note: The disclosures provided in this "Results for announcement to the market" section meet the requirements of the ASX.

| | Year ended 31 December | | |
|---|---|---|---|
| | 2007 | 2006 | % |
| **Financial results** | £m | £m | movement |
| Revenue from ordinary activities | 430.2 | 372.8 | 15.4 |
| Profit from ordinary activities after tax attributable to members[1] | 94.2 | 69.8 | 84.0 |
| Net profit after tax for the period attributable to members | 132.1 | 61.1 | 116.2 |

**Dividends**
The Directors recommend the payment of a final dividend in respect of the year ended 31 December 2007 of 4.44p per ordinary share of 12.5p each of the Company (2006: 2.27p).

Dividends are recognised in the accounts in the year in which they are declared or, in the case of a final dividend, when approved by shareholders at the Annual General Meeting. Therefore the amounts recognised in the 2007 financial statements represent the final dividend for the year ended 31 December 2006 (2.27p), the interim dividend for the six months ended 30 June 2007 (1.66p) and the special dividend paid in October 2007 (27.6p).

| | Amount per security (pence) | Franked amount Per security (pence) |
|---|---|---|
| 2007 interim dividend | 1.66 | - |
| 2007 special dividend | 27.60 | - |
| 2007 proposed final dividend | 4.44 | - |
| | | |
| Proposed record date | 9 May 2008 | |
| Planned payment date | 30 May 2008 | |

| | Year ended 31 December | |
|---|---|---|
| | 2007 | 2006 |
| **Net tangible assets per ordinary share** | (pence) | (pence) |
| Net tangible assets per ordinary share | 7 | 30 |

"Net tangible assets" are defined by the ASX as being the total assets, less intangible assets, less total liabilities ranking ahead of, or equally with, claims of ordinary shares. The decrease in net tangible assets per ordinary share is the result of the special dividend and associated share consolidation approved by shareholders at the Extraordinary General Meeting on 9 October 2007, together with the impact of the debt raised by the Group in May 2007.

The results and the financial information included within this Preliminary Final Report have been subject to an independent audit by the external auditors.

[1] Profit from continuing operations, excluding non-recurring items.

## Business review

The results of the Group comprise three components:

- the core investment management business, Henderson Global Investors (Henderson);
- the Corporate Office (Corporate), responsible for dealing with the requirements of being a dual-listed company; and
- discontinued operations.

The results of the Group for the year ended 31 December 2007 are summarised below, with comparatives:

| | 12 months to 31 Dec 2007 £m | 12 months to 31 Dec 2006 £m |
|---|---|---|
| Henderson | 109.6 | 81.1 |
| Corporate | (2.9) | 1.1 |
| Net profit before tax from continuing operations excluding non-recurring items | 106.7 | 82.2 |
| Non-recurring items | 40.5 | (7.8) |
| Net profit before tax from continuing operations | 147.2 | 74.4 |
| Net loss before tax from discontinued operations | - | (2.0) |
| **Net profit before tax from all operations** | 147.2 | 72.4 |
| Taxation – recurring operations | (12.4) | (11.1) |
| Taxation – non-recurring items | (2.6) | - |
| Taxation – discontinued operations | - | (0.1) |
| Total taxation | (15.0) | (11.2) |
| **Net profit after tax from all operations** | 132.2 | 61.2 |
| Attributable to: | | |
| Equity holders of the parent | 132.1 | 61.1 |
| Minority interests | 0.1 | 0.1 |
| | 132.2 | 61.2 |
| **Henderson** | | |
| Assets under management (AUM) | £59.2bn | £61.9bn |
| Cost to income ratio | 67.5% | 72.6% |

## The Group result

The Group's net profit before tax from continuing operations in FY07, excluding non-recurring items, was £106.7m, an increase of £24.5m (30%) on FY06 (£82.2m). Henderson delivered a 35% increase in net profit before tax and non-recurring items to £109.6m in FY07 (FY06: £81.1m). Corporate made a loss of £2.9m (FY06: £1.1m profit), comprising Corporate net interest income of £6.2m, compared to £12.6m in FY06, and expenses of £9.1m (FY06: £11.5m). The reduction in Corporate net interest income is due to the capital return in October 2006 (£200m), the special dividend paid in October 2007 (£250m) and the net interest expense associated with the debt raised in May 2007. Corporate costs of £9.1m in FY07 were down 21% from £11.5m in FY06. FY06 costs included £2.0m associated with a strategic acquisition opportunity, which was not pursued, and the renegotiation of the Pearl Investment Management Agreements (IMAs).

Two non-recurring items were recognised in FY07:

- an accounting gain of £31.8m on the Group's investment in Banca Popolare Italiana (BPI), following its merger with Banco Popolare di Verona e Novara (BPVN), forming the newly incorporated Banco Popolare Gruppo Bancario (BP); and
- an £8.7m past service credit relating to the Henderson Group Pension Scheme.

**Business review (continued)**

**Group taxation**
The corporate tax charge for continuing operations in FY07, excluding non-recurring items, was £12.4m, giving an effective tax rate of 11.7% (FY06: 14.9%). The effective tax rate for all operations in FY07 was 10.2% (FY06: 15.5%), including non-recurring items.

The primary reasons for the effective tax rate being less than the current statutory rate of 30% are the utilisation of previously unrecognised deferred tax assets and the release of provisions for prior year tax matters.

## Henderson result

Henderson's strategy is to build a scaleable, profitable, active investment management business based on core equity and fixed income investment capabilities. The focus is on growing AUM in higher margin specialist products such as hedge funds, Wholesale funds for retail investors (UK OEICs and unit trusts, Horizon SICAV funds and US Wholesale funds), structured products, Property funds, Private Equity funds and bespoke Institutional mandates.

To achieve this, Henderson strives to:
- deliver saleable investment performance;
- develop a sustainable entrepreneurial culture to attract and retain the best people;
- develop innovative specialist products and rapidly bring them to market; and
- deliver improvements to the cost to income ratio.

The business remains predominantly Pan-European, but continues to expand in the US and in Asia.

**Improved FY07 result – 35% up on FY06**
Net profit before tax for Henderson in FY07 increased 35% to £109.6m (FY06: £81.1m). The result reflects management's continued focus on improving fee margins on AUM.

**Summarised income statement – Henderson**

| | 12 months to 31 Dec 2007 £m | 12 months to 31 Dec 2006 £m |
|---|---|---|
| Management fees (net of commissions payable) | 258.0 | 221.2 |
| Transaction fees | 17.8 | 24.6 |
| Performance fees (net of fund manager bonuses) | 50.1 | 37.3 |
| Total fee income | 325.9 | 283.1 |
| Investment income | 11.5 | 12.6 |
| **Total income** | 337.4 | 295.7 |
| Operating expenses | (225.3) | (211.8) |
| Depreciation and amortisation | (2.5) | (2.8) |
| **Total expenses** | (227.8) | (214.6) |
| **Operating profit before tax** | 109.6 | 81.1 |
| **Margins on average AUM** | | |
| Average AUM (£bn) | 61.1 | 65.1 |
| Total fee margin (bps) | 53.3 | 43.5 |
| Management fee margin (bps) | 42.2 | 34.0 |
| Net margin (bps) | 17.9 | 12.5 |

**Business review (continued)**

**Revenues and fee margins**
Total fee income in FY07 was up 15% to £325.9m (FY06: £283.1m), whilst the increase in the monthly average FTSE100 Index was approximately 8%. Management fee income increased 17% to £258.0m in FY07 due to growth in management fee margins and favourable markets compared to FY06. Transaction fee income fell 28% to £17.8m in FY07 (FY06: £24.6m), primarily due to lower transaction levels within Property funds. Net performance fees increased by 34% in FY07 to £50.1m, reflecting greater performance fee diversity in general and strong performance across a number of Hedge and Property funds in particular. Performance fees comprise existing and new fee opportunities, and are weighted more towards the first half than the second half of the year, as is consistent with previous periods.

Growth in the higher margin lines of business pushed up average management fee and net margins in FY07 to 42.2bps (FY06: 34.0bps) and 17.9bps (FY06: 12.5bps) respectively. Total fee margins increased from 43.5bps in FY06 to 53.3bps in FY07. In FY07, higher margin activities accounted for 47% (FY06: 43%) of AUM and 74% (FY06: 71%) of revenues.

**Assets under management**
Total AUM as at 31 December 2007 were £59.2bn, £2.7bn or 4% below AUM as at 31 December 2006. Net client outflows of £5.3bn comprised £4.1bn net outflows in respect of Pearl, £2.2bn from lower margin Institutional business (including £0.9bn relating to the end of our sub-advisory agreement with BP as previously announced) and £0.9bn from structured products announced in 1H07, partially offset by higher margin net inflows of £1.9bn, comprising £0.9bn into Property funds, £0.9bn into Wholesale funds and £0.1bn into Hedge funds. The structured product outflows represented noteholder redemptions at above par value and resulted in make-whole management fees, which have been recognised in FY07. In addition, there were favourable market and foreign exchange rate movements of £2.6bn.

**Summary of movements in AUM**

| | Opening AUM 1 Jan 07 £bn | Net flows FY07 £bn | Market/FX FY07 £bn | Closing AUM 31 Dec 07 £bn | Management fees FY07 £m | Management fees FY06 £m |
|---|---|---|---|---|---|---|
| **Higher margin** | | | | | | |
| - Investment Trusts | 4.1 | - | 0.2 | **4.3** | **15.8** | 14.6 |
| - Horizon funds | 4.0 | (0.3) | (0.2) | **3.5** | **40.0** | 29.3 |
| - UK Wholesale | 4.0 | (0.2) | - | **3.8** | **40.7** | 39.6 |
| - US Wholesale | 1.8 | 1.4 | 0.3 | **3.5** | **21.4** | 10.8 |
| - Hedge funds | 1.1 | 0.1 | - | **1.2** | **18.4** | 15.8 |
| - Property (UK/Europe) | 6.5 | 0.8 | 0.3 | **7.6** | **35.1** | 23.0 |
| - Property (US) | 1.1 | 0.1 | 0.1 | **1.3** | **4.6** | 4.2 |
| - Private Equity | 1.1 | - | - | **1.1** | **13.3** | 7.8 |
| - Structured products | 2.7 | (0.9) | - | **1.8** | **8.7** | 5.7 |
| | 26.4 | 1.0 | 0.7 | **28.1** | **198.0** | 150.8 |
| **Lower margin/Pearl** | 35.5 | (6.3) | 1.9 | **31.1** | **60.0** | 70.4 |
| **Total** | **61.9** | **(5.3)** | **2.6** | **59.2** | **258.0** | **221.2** |

| | 31 Dec 2007 £bn | 31 Dec 2006 £bn |
|---|---|---|
| Equities | **26.9** | 28.0 |
| Fixed Income | **22.2** | 24.6 |
| Property | **8.8** | 8.0 |
| Private Equity | **1.3** | 1.3 |
| **Total** | **59.2** | **61.9** |

## Business review (continued)

### Operating expenses

Operating expenses increased by 6% to £225.3m in FY07. The main movements compared to FY06 are shown in the table below:

| | 12 months to 31 Dec 2007 £m | 12 months to 31 Dec 2006 £m |
|---|---|---|
| **Operating expenses** | | |
| - Staff costs | 153.7 | 141.4 |
| - Investment administration | 16.0 | 19.2 |
| - IT | 9.6 | 10.6 |
| - Office expenses | 13.2 | 15.0 |
| - Other expenses | 32.8 | 25.6 |
| **Total operating expenses** | 225.3 | 211.8 |
| **Cost to income ratio** | 67.5% | 72.6% |

A reduction in costs across most expense categories (investment administration, IT and office expenses) was offset by increased staff costs and higher other expenses. Variable staff costs (primarily bonus and share schemes) increased in line with strong operating performance during the period, to £79.3m, (FY06: £65.7m), whereas fixed staff costs fell from £75.7m in FY06 to £74.4m in FY07. Other expenses increased to £32.8m (FY06: £25.6m) due to a £6.0m impairment of a seed investment, and a further £3.1m of 1H07 provisioning in respect of potential national insurance claims.

Management remains committed to increasing the level of employee share ownership across the business, in order to further align employee and shareholder interests. Employee share ownership, should all share schemes in place at 31 December 2007 vest, would be approximately 14% of shares in issue. This includes self funded purchases of Henderson shares by employees, through Henderson approved schemes.

### Cost/income analysis


200
£m
150
100
50
0
178.7
158.7
144.2
151.5
144.2
129.3
108.3
103.5
108.3
115.9
109.4
89.8
45.9
36.6
37.5
37.4
38.3
39.0
35.4
33.9
31.8
33.4
25.0
20.3
1H05
2H05
1H06
2H06
1H07
2H07
Total income
Fixed staff costs
Variable staff costs
Operating expenses

Fixed staff costs have remained stable, whereas variable staff costs have moved in line with total income.

Overall, the increase in total income more than offset the higher costs in FY07, resulting in an improvement in the cost to income ratio from 72.6% in FY06 to 67.5% in FY07, excluding non-recurring items.

## Business review (continued)

### Profit protection

Our goal for 2008 is to meet or beat Henderson Global Investors' 2007 operating profit before tax. This may be achieved through a combination of management fee growth and continued cost management, assuming markets recover; or through cost reduction, if markets remain at average levels seen in January and February this year.

We have already taken some measured action in this regard, namely headcount and related restructuring which should generate £20m of savings in 2008, before a restructuring charge of approximately £2.5m pre-tax. This has been done without cutting any of our investment capabilities. We have also identified a further £10m of non-staff costs that could be removed from our cost base if markets remain subdued. Further savings are also achievable in variable staff costs, depending on future market levels.

The variability of our cost base is an important advantage in tougher markets and we are reasonably confident, therefore, of delivering a cost to income ratio for Henderson of below 65% in 2008.

### Investment performance

2H07 has been a challenging period in which to achieve consistent investment performance. Nevertheless, in FY07 57% of Listed Assets funds beat their benchmarks (FY06: 62%), comprising 54% Equities (FY06: 67%) and 66% Fixed Income (FY06: 59%). Within this measure, over 60% of Equities funds outperformed their peers.

| Funds at/above benchmark to 31 December 2007 | 1 year<br>% | 3 year<br>% |
|---|---|---|
| Equities | 54 (67) | 64 (68) |
| Fixed Income | 66 (59) | 43 (26) |
| Property | N/A (93) | 79 (98) |
| **Higher margin** | | |
| - Investment Trusts | 39 (88) | 58 (87) |
| - Horizon funds | 52 (68) | 83 (91) |
| - UK Wholesale | 48 (79) | 55 (75) |
| - US Wholesale | 77 (100) | 100 (100) |
| - Hedge funds | 76 (78) | 90 (100) |
| - Property (UK/Europe) | N/A (92) | 75 (98) |
| - Property (US) | 76 (100) | 100 (100) |
| **Lower margin** | | |
| - Institutional: | 47 (50) | 31 (29) |
| Enhanced index | 64 (63) | 45 (92) |
| Fixed Income | 40 (34) | 23 (12) |
| Balanced/active equity | 31 (47) | 28 (12) |

( ) FY06

The performance of specialist Listed Asset products against relevant benchmarks is below that of 2006, due to market conditions. Once again performance has been strong within the US Wholesale fund range, where most funds continue to be above benchmark; 60% of eligible funds by value achieved four Morningstar ratings at 31 December 2007. The key UK equity Wholesale products have also continued to perform and the Hedge fund range has held up well in recent markets. Performance in the Horizon SICAV range has stabilised since the half year.

Owing to a more challenging market environment, it is not possible to accurately forecast the Pan-European Property investment performance score for FY07 until the Investment Property Databank (IPD) annual benchmarks are released in March 2008. As at FY06 an extremely high proportion (92%) of property funds outperformed, and whilst we do not expect to replicate this for FY07, we remain confident that our three year outperformance record will have held up.

The number of rated fund managers increased by four to seven during 2007 and the number of rated products increased by 26 to 43. Henderson won a total of 20 investment performance awards during FY07 (FY06: 15), including the IPE Real Estate Magazine 'Best Property Investment Manager' award and the Lipper 'Best Three Year Performance by a Small Fund Group' award for the second year running.

**Business review (continued)**

**Business area focus**

***Summary***

Henderson offers a broad range of products which are sold in the UK, Continental Europe, North America and Asia. We believe this reduces the exposure of our business to individual product lines and enables us to deliver attractive product offerings under different market conditions.

During 2H06, Henderson restructured the way its business was configured: to improve management accountability; provide greater focus on operating margins; and encourage a more holistic approach to product development, investment management and distribution. There are now five business teams: Pan-European Listed Assets, Pan-European Property, Private Equity, North America and Asia. However, management still considers Henderson a single operating segment comprising these five teams. Investment and distribution functions lie within each of these teams, although cross-selling is encouraged. Central operations and other service functions provide common support.

Within each business area, Henderson's main focus remains on expanding higher margin assets. The revenue margins and net contribution from these funds are significantly greater than from lower margin/Pearl funds. Revenues from higher margin funds for FY07 totalled £243.8m (FY06: £197.4m), with allocated costs of £119.2m (FY06: £99.3m), giving a net contribution to overheads of £124.6m (FY06: £98.1m). Lower margin and Pearl fund revenues totalled £82.1m in FY07 (FY06: £85.7m), with allocated costs and net contribution levels of £50.9m (FY06: £58.9m) and £31.2m (FY06: £26.8m) respectively. The increased contribution from lower margin business reflects success in selling bespoke products to Institutional clients at fees above the levels earned historically on traditional balanced mandates.

**Pan-European Listed Assets**

This team comprises circa 340 people, approximately one third of whom are investment professionals located in London. Distribution professionals are centred in London (and regionally within England), Milan, Paris, Frankfurt, Amsterdam, Luxembourg, Zurich and Madrid. These offices also distribute to other European locations on an opportunistic basis.

The product range consists of Wholesale funds (the Horizon SICAVs, UK OEICs and unit trusts), Hedge funds, Investment Trusts, Institutional segregated and pooled funds, structured products and Pearl. The Listed Assets team also manages North America's Institutional mandates and the US Wholesale range.

The focus of Listed Asset product development has been and continues to be on improving the marketability of existing funds and developing new products. During FY07 a number of new funds were launched, as follows:

- in 1H07, a new CSO, Volante, (AUM £220m), along with a number of Diversified Growth/Fixed Income funds (AUM £0.9bn), which match actuarial skills with Henderson's diverse specialist investment capabilities; and
- in 2H07, SICAVs: Henderson Horizon Global Financials Fund (AUM £5m), Henderson Horizon Pan European Property Equities Alpha Plus Fund (AUM £2m), and the Henderson Horizon China Fund (launched January 2008, AUM £8m); OEICs/UK trusts: the Henderson Credit Alpha Fund (AUM £71m) and Henderson High Alpha UK Equity Fund (AUM £39m); investment trust: Henderson Diversified Income Limited (AUM £39m); and Australian trust: Henderson Global Equitised Long/Short Fund (AUM £2m).

This has increased considerably the number of long/short funds that Henderson manages, from 31 to 36. These funds allow the use of derivative instruments for investment purposes, as well as for hedging. Henderson has well-developed capabilities in this area, which we believe will enable us to deliver performance in a more challenging market environment.

The Group has also become more focused on rationalising funds where they are sub-optimal. To that end, three funds were either closed or merged into other funds during 2007. Further, greater use has been made of pooled structures to service Institutional clients more efficiently.

Listed Asset revenues contributed £207.7m in FY07 (FY06: £198.9m), representing 62% (FY06: 68%) of total Henderson revenues. The strong net inflows in 2006 into higher margin products, the continued decline in lower margin assets, and favourable markets in 1H07 were all factors in this increase. Net higher margin outflows of £1.3bn included £0.6bn in respect of Property Securities funds, where our funds were impacted by redemptions along with peers, and £0.9bn of structured product outflows, following the closure of three CDOs in 1H07 at above par value.

**Business review (continued)**

**Pan-European Property**

This team comprises circa 180 people, approximately 40% of whom are investment professionals located in London, Amsterdam, Paris, Frankfurt, Vienna and Milan. Distribution professionals are centred in London and Frankfurt. These offices also distribute to other European states, for example in Scandinavia.

The product range consists of segregated accounts, pooled property vehicles, specialist vehicles and multi-manager fund of funds. Property AUM as at 31 December 2007 comprised £6.9bn (81%) of closed-ended funds, £1.0bn (12%) of segregated accounts and £0.6bn (7%) of open-ended funds. Typically closed-ended funds have seven to ten year life spans, and exit is only possible on a matched bargain basis. Outflows from open-ended funds in 2007 were negligible. The Property investor base is entirely institutional.

Pan-European Property AUM continued to rise during 2007. In addition, the pipeline of client committed, but uninvested, capital as at 31 December 2007 amounted to £1.7bn (FY06: £1.8bn). With recent declines in both property values and interest rates, combining to improve relative yields, we expect to increase our investment rates in 2008. Therefore, whilst management fees will be impacted by lower property values, the uplift to management fees from investing committed capital, and transaction fees earned in the process, should largely offset any valuation decrease.

Funds launched in 2007 comprised: the European Core No.1 fund (AUM £65m) and the Warburg-Henderson Multinational Plus Fonds (Plus Fund) (AUM £63m), both as part of our joint venture with MM Warburg in Germany; our first Italian fund, Fondo Azzurro (AUM £16m); our first Asian fund of funds, Pagoda (first commitments due 1Q08); and a new German shopping centre fund, in partnership with mfi (first commitments due 1Q08).

Although property valuations were adversely impacted by 2H07 economic conditions, and in particular the credit market 'crunch', there has been no discernible impact on the ability of our Property team to source financing for potential deals. In fact, financiers are still actively competing for our business. This reflects well on the reputation of Henderson's property business, the strength of our investment process and underlying investments, and the prudence of the loan to value ratios employed within our funds (typically no more than 50%).

The contribution to revenues from Property in FY07 was £61.6m (FY06: £42.5m) and represented 18% (FY06: 14%) of total Henderson revenues. The continued organic growth in Continental Europe and record performance fees were the main factors behind the increased revenues. Performance fees included a three year fee in respect of the Henderson Caspar Property Fund, of £8.2m. The next performance fee opportunity from this fund arises in August 2010.

**Private Equity**

This team comprises circa 25 people, approximately 60% of whom are investment professionals located in London, Singapore, Hong Kong and New Delhi. Distribution is carried out by the Pan-European Listed Assets distribution team and external placement agents.

The product range consists of Infrastructure, Asian Private Equity and Global fund of funds products.

The core focus of the Private Equity business during 2007 has been on restructuring and value enhancement programmes in relation to the £1.0bn acquisition of John Laing plc in December 2006. During 2007, the sale of Chiltern Railways was announced. The sale is subject to regulatory approvals and expected to complete in early 2008. This disposal, together with that of Octagon, a speciality home builder, during 2007, will deliver good returns to fundholders, and is in line with our strategy to divest John Laing plc of non-core assets. Meanwhile, John Laing plc continues to win new business, increasingly overseas.

In addition, Private Equity completed an initial capital raising (AUM £35m) for Henderson Asia Private Equity Partners II LP (HAPEP II) in May 2007, a follow-on fund to Henderson Asia Private Equity Partners I LP (HAPEP I) (AUM £126m). Adverse market conditions in 2H07 have delayed the targeted second capital raising for HAPEP II from 2H07 to 2008, though some of the capital from the first raising has already been invested. HAPEP I continued to perform extremely well in 2007, with an annualised return of 27% over the six year life of the fund to date, net of fees and carried interest.

**Business review (continued)**

As previously announced, management of a £151.0m portfolio of European legacy assets attributable to Pearl was transferred to Pearl in August 2007, in accordance with the revised IMAs reached with Pearl in June 2006.

The contribution of Private Equity to revenues in FY07 was £16.5m (FY06: £14.1m) and represented 5% (FY06: 5%) of total Henderson revenues.

**North America**
This team comprises circa 105 people, approximately 25% of whom are property investment professionals located in Hartford, Connecticut. The other 75% principally represent distribution professionals, based out of Chicago and operating in all major states.

The US team is responsible for Institutional (AUM £1.1bn), Property (AUM £1.3bn) and Wholesale (AUM £3.5bn) funds sold in this market. The US Wholesale range currently comprises eight funds in total. The Henderson European Focus Fund was closed temporarily to new investors with effect from 1 August 2007, following a prolonged period of strong sales, but is expected to re-open in 1Q08.

The focus of the US team is the further expansion of the US Wholesale fund range and development of new Institutional products, including Property. We expect to add Institutional share classes to our US Wholesale fund range in 1H08. The North American business also began to distribute hedge funds during 2007. To date, the Property business has been successful in winning segregated mandates, with two new Manager of Partner relationships established (where Henderson funds co-invest with local partners). The establishment of a three year track record for the North American Henderson Property Fund, an open-ended high margin diversified property fund, should provide added momentum from 4Q08.

There was £0.6bn of committed but uninvested capital in the North American Property business at 31 December 2007.

The contribution of North America to revenues for FY07 was £36.6m (FY06: £32.9m) and represented 11% (FY06: 11%) of total Henderson revenues. Growth has been strongest in higher margin US Wholesale funds, where consistently excellent investment performance enabled Henderson to achieve the fifth largest market share of net new flows amongst all international and global fund providers in 2007.

**Asia**
This team comprises circa 20 people, who are mainly distribution professionals as most products are manufactured by the Pan-European Listed Assets team. Distribution professionals are centred in Singapore (headquarters), Hong Kong and Tokyo. These locations also serve distribution relationships in Taiwan, Malaysia and Indonesia.

The product range consists of Horizon funds, hedge funds and segregated institutional mandates.

After a strong first half, the second half has been more challenging for this business, with redemptions of the Horizon SICAV Property Securities assets consistent with those of other managers of similar funds. Despite this, Asia secured two notable institutional mandates (AUM £360m) including £134m of higher margin business.

The contribution to revenues by Asia for FY07 was £15.0m (FY06: £7.3m) and represented 4% (FY06: 2%) of total Henderson revenues. Although revenue growth in traditional higher margin Wholesale assets was strong, Institutional margins also improved as a result of 2007 gains.

## Corporate result

**Corporate costs**
Corporate costs were £9.1m in FY07 (FY06: £11.5m). These costs include shareholder servicing costs and finance and secretariat functions, which are not directly attributable to individual business areas. FY06 costs included £2.0m of expenses associated with a strategic acquisition opportunity, which was not pursued, and the renegotiation of Pearl IMAs.

**Return on Corporate cash**
Corporate income of £6.2m in FY07 compared to £12.6m for FY06. The reduction is a result of the capital return in October 2006 (£200m), the special dividend paid in October 2007 (£250m), and the net interest cost associated with the debt raised in May 2007, partly offset by higher average interest rates in FY07 (5.5%) compared to FY06 (4.6%).

**Business review (continued)**

**Pensions**
There are three types of pension plans within the Group: the funded and approved defined benefit plan, which closed to new members on 15 November 1999; the funded and approved money purchase plan; and a number of smaller unapproved pension top-up plans for executives. The first two plans together form the Henderson Group Pension Scheme (the Scheme).

There was a net surplus in the Scheme of £62.3m, before deferred tax provisions, at 31 December 2007 (30 June 2007: net surplus £38.5m, 31 December 2006: net deficit £5.0m). The movement in the Scheme balance during 2007 was principally due to:

- changes to service benefits which came into effect on 1 April 2007 following a period of staff consultation and agreement with the Scheme Trustee. The main effect of these changes was to restrict salary increases for pension purposes to the lower of the retail price index and actual. This resulted in an £8.7m past service credit arising as a non-recurring item in the income statement during 1H07, in accordance with International Accounting Standard (IAS) 19 Employee Benefits;
- a £20m special contribution made to the Scheme by the Group in October 2007, being the second of the special contributions totalling £80m that was agreed between the Company and the Scheme Trustee in connection with the £200m return of capital in 2006. A third and final payment of £20m is due in October 2008;
- increased returns on investments in 2007 in relation to the £60m of special contributions made to date; and
- the impact of a 0.7% per annum increase during 2007 in the AA corporate bond discount rate used to value the Scheme's liabilities for accounting purposes.

On 13 December 2006, the Company entered into a ten year agreement with the Trustee to fund the Scheme to at least 106% of its liabilities on an IAS 19 basis. As at 31 December 2007, the Scheme was 122% funded on this basis.

During 2007, a liability driven investment strategy was adopted for the Scheme assets backing defined benefit liabilities. Under this arrangement, 50% of Scheme assets are held in a risk-reducing portfolio, comprising assets broadly matching the liability profile of the Scheme, and the other 50% of assets are invested in a well-diversified return-seeking portfolio. These changes were implemented during 2H07 and significantly reduce the market risk of the Scheme, as well as give the Scheme exposure to some of Henderson's most highly rated investment professionals.

The liability in respect of the unapproved pension schemes amounted to £5.2m before tax relief at 31 December 2007 (FY06: £5.4m).

**Regulatory requirements**
Henderson has a waiver from consolidated supervision, granted by the UK Financial Services Authority, under section 8.4 of the new Prudential Sourcebook for Banks, Building Societies and Investment Firms. The waiver is valid for five years and expires on 1 January 2012. UK regulated entities within the Group continue to meet solo prudential capital requirements, whereas consolidated capital requirements are satisfied by Henderson Group plc's solo entity financial resources.

With effect from 1 January 2007, all UK regulated entities within the Group were required to meet the Pillar I (fixed overhead) capital requirements set out in the new Capital Requirements Directive (the Directive). Further requirements under Pillar II (operational risk) and Pillar III (market disclosure) came into effect on 1 January 2008. The Directive requires continual assessment of the Group's risks in order to ensure that the higher of Pillar I and II requirements is met. The Group has completed its assessment of regulatory capital requirements for 2008 including its individual Capital Adequacy Assessment Process (ICAAP) under Pillar II. This has been discussed with the Financial Services Authority, but is subject to formal review and approval by it during 2008. As indicated previously, the Group does not foresee any significant change in the level of capital required to satisfy prudential regulations, approximately £75m.

The regulatory capital surplus in the Group was £324m at 31 December 2007 (31 December 2006: £582m).

**Business review (continued)**

**Capital**
At an Extraordinary General Meeting held on 9 October 2007 shareholders approved a return of £250m of surplus cash, equivalent to 27.6 pence per share, by way of a special dividend paid on 29 October 2007. A simultaneous share consolidation exercise was undertaken at a ratio of 4 for 5, details of which were set out in a shareholder circular sent to shareholders in September 2007, and available on our website www.henderson.com.

This return takes the total amount of capital returned to shareholders since 6 May 2005 to £1.3bn, which is in addition to ordinary dividends of £61.7m during the same period.

**Dividends**
The Group declared a dividend in respect of 1H07 profit of £15.0m, 1.66 pence per share (1H06: £10.1m, 0.88 pence per share) on 29 October 2007. This was in addition to the £20.3m (2.27 pence per share) paid in respect of 2H06 on 29 May 2007 (2H05: £16.1m maiden dividend, 1.39 pence per share).

**2007 final dividend**
The Board has recommended the payment of a £32.2m final dividend (4.44 pence per share) in respect of 2H07 profits (2H06: £20.5m, 2.27 pence per share). Approval of this dividend will be sought at the AGM on 1 May 2008 and, if obtained, payment will be made on 30 May 2008.

## Debt issuance

On 2 May 2007 the Company successfully completed a debut unrated, five year bullet repayment, pounds sterling debt issuance. The aim of the issue was to improve the efficiency of the Group's balance sheet and, owing to strong demand for the issue, we achieved an issuance level of £175m at a price of five year gilts+125bps. The Group has swapped this fixed income rate into a variable rate, based on LIBOR, to match the rates earned on its cash balances.

## Risk management

The Group has established a framework to manage the risks of its business with practices appropriate to a listed company.

Below Board level, the management of risk within the Group is governed by the Audit Committee which considers the principal corporate risks facing the Group, the inherent exposures that lie within these risks and the effectiveness with which they are being managed. The Audit Committee reviews regular reports from management, internal audit, compliance and legal functions, in order to ensure that these risks are being monitored and controlled in an effective manner. This information forms the basis for the calculation of the Group's regulatory capital requirement.

The day-to-day management of risk is the responsibility of the Henderson Management Team, which has approved a risk management framework and structure that has been established by the Risk Management Services function. This framework defines the Group's risk management policies and sets out the methodology for the identification, assessment, mitigation and reporting of risks. The framework has been designed in order to ensure that risk management is embedded within the culture and operations of the business.

Local management is responsible for operational risk controls and, depending on the size and complexity of the business unit, risk and control profiles have been created and captured on an online risk management system. Management is required to confirm on a monthly basis that the key controls have operated effectively.

The Henderson Management Team receives regular reports from Risk Management Services outlining the risk profiles of the business units within the Group and highlighting any matters that give cause for concern, together with the appropriate remedial action to be taken.

**Principal risks and uncertainties**
The principal risks and uncertainties facing the Group are financial risks, namely price risk, interest rate risk, liquidity risk, foreign currency risk and credit risk. Additional information on risk management objectives and policies is included in the note 16 to the financial statements.

**Business review (continued)**

## Discontinued operations

There were no movements in the results of discontinued operations during 2007.

With the completion of the sale of Towry Law UK in 2006 and the Life Services business in 2005, and the closure of Towry Law International in 2004, all non-investment management businesses have been disposed of or ceased. The impact of these businesses on the future results of the Group will be limited to the recognition of any potential claims crystallising under remaining warranties or indemnities in connection with both disposals and any surplus or deficit arising in respect of the Towry Law International run-off provisions. No further claims or surpluses/deficits in provisions are presently foreseen. Towry Law International's principal office in Hong Kong was closed in December 2007.

## Outlook

Our diversity is a source of strength and the business is in good shape to withstand a sustained period of market weakness. Markets may move higher from current levels, but our current planning assumes that they do not. In addition, we are assuming that retail investor confidence remains fragile, leading us to be cautious about net flows into our Wholesale funds in 2008. Offsetting this, we see opportunities in the institutional market, in particular, further growth in our Property business, where our focus will be on investing pipeline commitments of £2.3bn as at 31 December 2007, and Institutional business, where we have won £0.6bn of new business since the start of the year.

We expect to continue earning transaction and performance fees in 2008, although we do not currently anticipate the same level of fees in 2008 as in recent years. We currently expect transaction and net performance fees of approximately £30m in 2008. Our goal for 2008 is to meet or beat Henderson Global Investors' 2007 operating profit before tax.

Our primary focus will continue to be on profitable organic growth, but we also believe that, in more difficult markets, we are in a good position to capitalise on other opportunities, one or two of which we are actively pursuing at present.

## CONSOLIDATED INCOME STATEMENT
## For the year ended 31 December 2007

| | Notes | 2007 | 2006 |
|---|---|---|---|
| | | £m | £m |
| **Continuing operations** | | | |
| **Income** | | | |
| Gross fee income and commission receivable on sales | 3 | 430.2 | 372.8 |
| Finance income | 3 | 25.7 | 25.2 |
| Total income | | 455.9 | 398.0 |
| Commissions and fees payable against income | 3 | (104.3) | (89.7) |
| Net fee and commission income | | 351.6 | 308.3 |
| **Expenses** | | | |
| Operating costs | 4.1 | (234.4) | (223.3) |
| Other charges | 4.2 | (2.5) | (2.8) |
| Total expenses before finance costs and non-recurring items | | (236.9) | (226.1) |
| Finance costs | 6 | (8.0) | - |
| Net profit before non-recurring items and tax from continuing operations | | 106.7 | 82.2 |
| Non-recurring items[1] | 7 | 40.5 | (7.8) |
| Net profit after non-recurring items and before tax from continuing operations | | 147.2 | 74.4 |
| Taxation | 8 | (15.0) | (11.1) |
| **Net profit after non-recurring items and tax from continuing operations** | | 132.2 | 63.3 |
| **Discontinued operations[2]** | | | |
| Net loss before tax from discontinued operations | 37.1 | - | (11.5) |
| Net profit before tax on disposal of discontinued operations | 36.2 | - | 9.5 |
| Net loss before tax from discontinued operations | | - | (2.0) |
| Taxation | 38 | - | (0.1) |
| **Net loss after tax from discontinued operations** | | - | (2.1) |
| **Total continuing and discontinued operations** | | | |
| Net profit before tax from all operations | | 147.2 | 72.4 |
| Total taxation | | (15.0) | (11.2) |
| **Net profit after tax from all operations** | | 132.2 | 61.2 |
| **Attributable to:** | | | |
| Equity holders of the parent | 22.1 | 132.1 | 61.1 |
| Minority interests | 22.1 | 0.1 | 0.1 |
| | | 132.2 | 61.2 |
| **Dividends** | | | |
| Dividends declared and charged to equity in the year | 12 | 264.8 | 26.2 |
| Dividends proposed | 12 | 32.2 | 20.5 |
| **Basic and diluted earnings per share (EPS)** | | | |
| Earnings per share from continuing operations before non-recurring items[3] | 9.3.2 | 11.7p | 6.4p |
| Earnings per share from all operations | 9.1.2 | 16.4p | 5.6p |
| Diluted earnings per share from all operations | 9.1.2 | 15.6p | 5.5p |

1 Non-recurring items in 2007 comprise a £31.8m accounting gain on the Group's investment in BPI (subsequently BP) and an £8.7m past service credit in the Henderson Group Pension Scheme. Non-recurring items in 2006 relate to business restructure costs within Henderson Global Investors.

2 Discontinued operations comprise the Life Services business, Towry Law International and Towry Law UK Group.

3 EPS is calculated using the weighted average number of shares in the period, less the weighted average number of Treasury shares, less the weighted average number of Own shares held in trust in the period, in line with IAS 33.

## CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
**For the year ended 31 December 2007**

| | Notes | 2007 £m | 2006 £m |
|---|---|---|---|
| Exchange differences on translation of foreign operations | 22.1 | 1.5 | (0.6) |
| Exchange differences on translation of available-for-sale financial assets | 22.1 | 0.7 | (1.2) |
| Translation reserve transfer on sale of available-for-sale financial assets | 22.1 | 0.8 | 0.4 |
| Revaluation reserve transfer on sale of available-for-sale financial assets | 22.1 | (28.6) | - |
| (Losses)/gains on revaluation of available-for-sale financial assets | 22.1 | (17.6) | 32.9 |
| Actuarial gains/(losses) on defined benefit pension schemes | 22.1 | 34.7 | (4.7) |
| Tax (charge)/credit on items taken directly to equity | 22.1 | (11.5) | 1.4 |
| Net (expense)/income recognised directly in equity | | (20.0) | 28.2 |
| Net profit after tax from all operations | | 132.2 | 61.2 |
| **Total recognised income and expense** | | 112.2 | 89.4 |
| | | | |
| **Attributable to:** | | | |
| Equity holders of the parent | 23.1 | 112.1 | 89.3 |
| Minority interests | 22.1 | 0.1 | 0.1 |
| | | 112.2 | 89.4 |

## CONSOLIDATED BALANCE SHEET
## As at 31 December 2007

| | Notes | 2007 £m | 2006 £m |
|---|---|---|---|
| **Assets** | | | |
| Intangible assets | 14 | **224.3** | 224.3 |
| Investments accounted for using the equity method | 31.3 | **3.8** | 2.7 |
| Plant and equipment | 20 | **5.7** | 6.6 |
| Deferred tax assets | 24 | **-** | 13.2 |
| Retirement benefit assets | 30 | **62.3** | - |
| Available-for-sale financial assets | 15 | **101.7** | 112.2 |
| Financial assets at fair value through profit or loss | 15 | **0.6** | 0.2 |
| Deferred acquisition and commission costs | 33 | **31.8** | 20.7 |
| Trade and other receivables | 19 | **97.1** | 156.4 |
| Cash and cash equivalents | 29.2 | **248.0** | 309.1 |
| Total assets | | **775.3** | 845.4 |
| **Liabilities** | | | |
| Debt instrument in issue | 17 | **178.0** | - |
| Retirement benefit obligations | 30 | **5.2** | 10.4 |
| Provisions | 26 | **32.1** | 42.3 |
| Deferred tax liabilities | 24 | **8.9** | - |
| Deferred income | | **32.6** | 29.7 |
| Current tax liabilities | | **41.1** | 35.0 |
| Trade and other payables | 25 | **203.3** | 232.1 |
| Total liabilities | | **501.2** | 349.5 |
| **Net assets** | | **274.1** | 495.9 |
| **Capital and reserves** | | | |
| Share capital | 21 | **90.6** | 90.2 |
| Share premium | 22.1 | **194.6** | 193.7 |
| Treasury shares | 22.1 | **(6.7)** | (1.9) |
| Own shares held | 22.1 | **(85.5)** | (29.9) |
| Translation reserve | 22.1 | **(1.8)** | (4.8) |
| Revaluation reserve | 22.1 | **(16.3)** | 29.9 |
| Profit and loss account | 22.1 | **99.0** | 218.6 |
| **Shareholders' equity** | | **273.9** | 495.8 |
| Minority interests | 22.1 | **0.2** | 0.1 |
| **Total equity** | 23.1 | **274.1** | 495.9 |

The financial statements were approved by the Board of Directors and authorised for issue on 26 February 2008. These were signed on its behalf by:

Rupert Pennant-Rea
Chairman

## CONSOLIDATED CASH FLOW STATEMENT
## For the year ended 31 December 2007

| | Notes | 2007 £m | 2006 £m |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net profit before tax from all operations | | 147.2 | 72.4 |
| Adjustments to reconcile net profit before tax from all operations to net cash flows from operating activities: | | | |
| - depreciation and impairment of plant and equipment – continuing operations | 20 | 2.5 | 2.8 |
| - depreciation and impairment of plant and equipment – discontinued operations | | - | 0.3 |
| - impairment of goodwill and other intangible assets – discontinued operations | | - | 0.7 |
| - share-based payments | 11.2 | 23.6 | 15.1 |
| - net deferred acquisition costs and deferred income amortisation | | (5.5) | 2.1 |
| - net profit arising from disposal of subsidiaries | | - | (9.5) |
| - fair value gains on available-for-sale financial assets | | (27.0) | (5.8) |
| - special contribution to the defined benefit pension scheme | 30.1 | (20.0) | (40.0) |
| - share of net profit of associates | | (2.0) | (1.3) |
| - movement in minority interests | | 0.1 | 0.1 |
| - debt instrument interest expense | | 8.0 | - |
| **Cash flows from operating activities before changes in operating assets and liabilities** | | 126.9 | 36.9 |
| Changes in operating assets and liabilities | 29.1 | (0.8) | (12.4) |
| Tax received/(paid) | | 1.6 | (2.8) |
| **Net cash flows from operating activities** | | 127.7 | 21.7 |
| **Cash flows from investing activities** | | | |
| Proceeds from sale or maturity of: | | | |
| - available-for-sale financial assets | | 37.5 | 55.3 |
| - subsidiaries and associates | | - | 25.8 |
| Dividends from associates | | 0.8 | 0.6 |
| Purchases of: | | | |
| - plant and equipment | | (1.6) | (1.1) |
| - debt or equity instruments and interests in joint ventures | | (37.2) | (33.1) |
| **Net cash flows from investing activities** | | (0.5) | 47.5 |
| **Cash flows from financing activities** | | | |
| Proceeds from issue of shares or other equity instruments | | 0.9 | 0.5 |
| Proceeds from short and long-term borrowings | | 174.0 | - |
| Return of capital to shareholders | 23.1 | - | (199.6) |
| Cash payments to owners to acquire or redeem treasury shares | 22.1 | (6.7) | (1.9) |
| Cash payments to owners to acquire or redeem own shares | 22.1 | (87.1) | (28.8) |
| Dividends paid to equity shareholders | 12 | (264.8) | (26.2) |
| Interest paid on long-term borrowings | | (5.7) | - |
| **Net cash flows from financing activities** | | (189.4) | (256.0) |
| Effects of exchange rate changes | | 1.1 | (0.6) |
| **Net decrease in cash and cash equivalents** | | (61.1) | (187.4) |
| Cash and cash equivalents at beginning of year | | 309.1 | 496.5 |
| **Cash and cash equivalents at end of year** | 29.2 | 248.0 | 309.1 |

## COMPANY STATEMENT OF RECOGNISED INCOME AND EXPENSE
## For the year ended 31 December 2007

| | Notes | 2007 £m | 2006 £m |
|---|---|---|---|
| Actuarial gains/(losses) on defined benefit pension scheme | 22.2 | **33.9** | (7.6) |
| Tax (charge)/credit on items taken directly to equity | 22.2 | **(9.6)** | 2.3 |
| Net income/(expense) recognised directly in equity | | **24.3** | (5.3) |
| Net profit after tax from all operations | | **21.5** | 100.7 |
| **Total recognised income and expense** | 23.2 | **45.8** | 95.4 |

## COMPANY BALANCE SHEET
As at 31 December 2007

| | Notes | 2007 £m | 2006 £m |
|---|---|---|---|
| **Assets** | | | |
| Investment in subsidiaries | 32 | 1,872.7 | 2,461.8 |
| Retirement benefit assets | 30 | 62.3 | - |
| Deferred tax assets | 24 | - | 2.3 |
| Available-for-sale financial assets | 15 | 6.0 | - |
| Current tax assets | | 22.9 | 18.3 |
| Trade and other receivables | 19 | 233.4 | 223.6 |
| Cash and cash equivalents | 29.3 | 18.4 | 110.1 |
| **Total assets** | | 2,215.7 | 2,816.1 |
| **Liabilities** | | | |
| Debt instrument in issue | 17 | 178.0 | - |
| Borrowings | 18 | 422.0 | 970.3 |
| Retirement benefit obligations | 30 | - | 5.0 |
| Provisions | 26.2 | 10.7 | 14.9 |
| Deferred tax liabilities | 24 | 16.7 | - |
| Trade and other payables | 25 | 1,209.8 | 1,159.2 |
| **Total liabilities** | | 1,837.2 | 2,149.4 |
| **Net assets** | | 378.5 | 666.7 |
| **Capital and reserves** | | | |
| Share capital | 21.2 | 90.6 | 90.2 |
| Share premium | 22.2 | 194.6 | 193.7 |
| Treasury shares | 22.2 | (6.7) | (1.9) |
| Own shares held | 22.2 | (85.5) | (29.9) |
| Profit and loss account | 22.2 | 185.5 | 414.6 |
| **Total equity** | 23.2 | 378.5 | 666.7 |

The financial statements were approved by the Board of Directors and authorised for issue on 26 February 2008. These were signed on its behalf by:



Rupert Pennant-Rea
Chairman

## COMPANY CASH FLOW STATEMENT
For the year ended 31 December 2007

| | Notes | 2007 £m | 2006 £m |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net profit before tax | | 11.5 | 93.6 |
| Adjustments to reconcile net profit before tax from all operations to net cash flows from operating activities: | | | |
| - impairment of investment in subsidiary undertakings | 32 | - | 197.5 |
| - share-based payments | 11.2 | 23.6 | 15.1 |
| - fair value gain on available-for-sale financial assets | | (46.4) | - |
| - special contribution to the defined benefit pension scheme | 30.1 | (20.0) | - |
| - dividends received from subsidiaries | | - | (266.3) |
| - finance costs | | 62.0 | 54.6 |
| **Cash flows from operating activities before changes in operating assets and liabilities** | | 30.7 | 94.5 |
| **Changes in operating assets and liabilities** | | | |
| Decrease in other assets | | 81.8 | 56.6 |
| Decrease in other liabilities | | (10.9) | (43.9) |
| Tax received | | 7.1 | - |
| **Net cash flows from operating activities** | | 108.7 | 107.2 |
| **Cash flows from investing activities** | | | |
| Purchases of: | | | |
| - debt or equity instruments | | (11.0) | - |
| **Net cash flows from investing activities** | | (11.0) | - |
| **Cash flows from financing activities** | | | |
| Proceeds from issue of shares or other equity instruments | | 0.9 | 0.5 |
| Return of capital to shareholders | 23.2 | - | (199.6) |
| Cash payments to owners to acquire or redeem treasury shares | 22.2 | (6.7) | (1.9) |
| Cash payments to owners to acquire or redeem own shares | 22.2 | (87.1) | (28.8) |
| Proceeds from long-term borrowings | | 174.0 | - |
| Dividends paid to equity shareholders | 12 | (264.8) | (26.2) |
| Interest paid | | (5.7) | - |
| **Net cash flows from financing activities** | | (189.4) | (256.0) |
| **Net decrease in cash and cash equivalents** | | (91.7) | (148.8) |
| Cash and cash equivalents at beginning of year | | 110.1 | 258.9 |
| **Cash and cash equivalents at end of year** | 29.3 | 18.4 | 110.1 |

# Notes to the financial statements – Group and Company

## 1. Authorisation of financial statements and statement of compliance with IFRSs

The Group and Company financial statements of Henderson Group plc for the year ended 31 December 2007 were authorised for issue by the Board of Directors on 26 February 2008 and the respective balance sheets were signed on the Board's behalf by Rupert Pennant-Rea. Henderson Group plc is a public limited company incorporated and domiciled in England. The Company's ordinary shares are traded on the London Stock Exchange and CHESS Depositary Interests are traded on the Australian Securities Exchange.

The Group's and Company's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and the provisions of the Companies Act 1985. The Company has taken advantage of the exemption under section 230 of the Companies Act 1985 not to present its own income statement within these financial statements.

The principal accounting policies adopted by the Group and by the Company are set out in note 2.

## 2. Accounting policies

### 2.1 Significant accounting policies

**Basis of preparation**
The Group's and Company's financial statements have been prepared on the historical cost basis, except for certain financial instruments that have been measured at fair value.

The Group's and Company's financial statements are presented in pounds sterling and all values are rounded to the nearest one hundred thousand pounds (£0.1m), except when otherwise indicated.

**Basis of consolidation**
The consolidated financial statements comprise the financial statements of Henderson Group plc and its subsidiaries as at 31 December each year. The financial statements of all the Group's subsidiaries are prepared to the same year end date as that of the parent company. The subsidiary accounts are not all prepared under IFRS. However, the accounts of all the material entities are prepared under either IFRSs or UK GAAP. Where prepared under UK GAAP, balances reported by subsidiaries are adjusted to meet IFRS requirements for the purposes of the consolidated financial statements.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group had control. Minority interests represent the equity interests in subsidiaries not fully held by the Group.

Interests in property close-ended funds, private equity infrastructure funds, Open-Ended Investment Companies (OEICs) and unit trusts are accounted for as subsidiaries, joint ventures, associates or other financial investments depending on the holdings of the Group and on the level of influence and control that the Group exercises. Strategic shareholder investments in associates, where the Group has the ability to exercise significant influence, as well as joint ventures where there is joint control, are accounted for using the equity method.

**Notes to the financial statements – Group and Company (continued)**
**2. Accounting policies (continued)**
**2.1 Significant accounting policies (continued)**

**Income recognition**
*Fee income and commission receivable*
Fee income includes annual management charges, transaction fees and performance fees. Annual management charges and transaction fees are recognised in the accounting period in which the associated investment management or transaction services are provided. Performance fees are recognised when the prescribed performance hurdles have been achieved and it is probable that the fee will crystallise as a result. The Group's policy is to accrue 95% of the expected fee calculation on satisfaction of the recognition criteria it has established for performance fees, with the balance of 5% credited on cash settlement by the client.

Initial fees and commission receivable are deferred and amortised over the anticipated period in which services will be provided, determined by reference to the average term of investors in each product on which commissions are earned. Other income is recognised in the accounting period in which services are rendered.

*Finance income*
Interest income is recognised as it accrues using the effective interest rate method. Dividend income from investments is recognised on the date that the right to receive payment has been established.

*Realised and unrealised gains and losses on financial assets*
Gains and losses (both realised and unrealised) on financial assets measured at fair value through profit or loss are recognised in the consolidated income statement as either finance income or finance costs.

Unrealised gains and losses on financial assets designated as available-for-sale are initially recognised through the consolidated statement of recognised income and expense. Upon disposal, any gain or loss previously taken through the consolidated statement of recognised income and expense is reversed out and the full gain or loss since purchase, after any impairment charge previously recognised, is taken through the consolidated income statement.

Realised gains and losses on financial assets are calculated as the difference between the net sales proceeds and cost or amortised cost. Unrealised gains and losses on financial assets represent the difference between the valuation of financial assets at the balance sheet date and cost, or if these have been previously revalued, the valuation at the last balance sheet date. The movement in unrealised gains and losses recognised in the accounting period also includes the reversal of unrealised gains and losses recognised in earlier accounting periods in respect of financial asset disposals in the current accounting period.

**Goodwill**
Goodwill arising on acquisitions, being the excess of the cost of a business combination over the fair value of the identifiable assets, liabilities and contingent liabilities acquired, is capitalised in the consolidated balance sheet. Goodwill on acquisitions prior to 1 January 2004 is carried at its value on 1 January 2004 less any impairment subsequently incurred. The carrying value of all goodwill is tested annually for impairment or more frequently if any indicators of impairment arise.

Impairment is assessed by reference to an entity valuation based on a fair value less cost to sell basis, using comparable company trading multiples, cross-checked against valuations based on discounted cash flows. Where the fair value of the goodwill is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of an entity or sub-group and the entity or sub-group or part thereof is disposed of, the goodwill associated with the entity or sub-group disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Any impairment is recognised immediately through other charges in the consolidated income statement and is not subsequently reversed.

**Deferred acquisition and commission costs**
For investment management contracts, incremental acquisition costs are deferred to the extent that they are recoverable out of future income. This includes initial commission expenses paid by the fund management business in respect of certain investment products. These costs are then amortised over the period in which they are expected to be recovered out of margins from matching revenues from related contracts. At the end of each accounting period, deferred acquisition costs are reviewed for recoverability against future margins from the related contracts in force at the balance sheet date.

Placement fees are deferred and amortised over the expected investment period of the fund. Where the actual investment period is significantly shorter than expected, the amortisation rate is accelerated accordingly.

**Notes to the financial statements – Group and Company (continued)**

**2. Accounting policies (continued)**

**2.1 Significant accounting policies (continued)**

**Financial instruments**

Financial assets and liabilities are recognised in the consolidated balance sheet, when the Group becomes a party to the contractual provisions of an instrument, at fair value adjusted for transaction costs, except for financial assets classified at fair value through profit or loss where transaction costs are immediately recognised in the consolidated income statement. Financial assets are de-recognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all risks and rewards of ownership. Financial liabilities are de-recognised when the liability is discharged.

*Financial assets*

Purchases and sales of financial assets are recognised at the trade date, being the date when the purchase or sale becomes contractually due for settlement. Delivery and settlement terms are usually determined by established practices in the market concerned.

Debt securities, equity securities and holdings in authorised collective investment schemes are designated as either at fair value through profit or loss, or available-for-sale, and are measured at subsequent reporting dates at fair value. The Group determines the classification of its financial assets on initial recognition. Financial assets classified at fair value through profit or loss comprise assets held for trading, namely the manager box positions in OEICs and unit trusts, which are managed on a fair value basis. Where securities are designated at fair value through profit or loss, gains and losses arising from changes in fair value are included in the consolidated income statement for the accounting period.

For available-for-sale financial assets, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is impaired, at which time the cumulative gain or loss previously recognised in equity is taken to the consolidated income statement for the accounting period.

Trade receivables, which generally have 30-90 day payment terms, are initially recognised at fair value, normally equivalent to the invoice amount and subsequently measured at amortised cost. When the time value of money is material, the fair value is discounted. Provision for specific doubtful debts is made when there is objective evidence that the Group will not be able to recover balances in full. Balances are written off when the receivable amount is deemed irrecoverable.

Cash amounts represent cash in hand and on-demand deposits. Cash equivalents are short-term highly liquid investments with a maturity of 90 days or less from the date of acquisition.

*Financial liabilities*

Financial liabilities including trade payables are stated at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs and any discount or premium on settlement. A financial liability is de-recognised when the obligation under the liability has been discharged or cancelled or has expired.

**Derivative financial instruments and hedging**

*Currency hedges*

The Group may, from time to time, use derivative financial instruments to hedge against market, foreign exchange, interest and credit risk. Derivative financial instruments are classified as financial assets when the fair value is positive or as financial liabilities when the fair value is negative. Fair values are based on quoted market prices.

At the inception of a hedge, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be effective in achieving offsetting changes in fair value and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated and are expected to remain effective over the remaining hedging period.

The forward currency contracts used to hedge the currency fair value of certain Euro and US dollar denominated available-for-sale financial assets have been classified as fair value hedges. The change in the fair value of a hedging derivative is recognised in the consolidated income statement. The change in the fair value of the hedged item, attributable to the risk hedged, is recorded as part of the carrying value of the hedged item and is also recognised in the consolidated income statement by way of a transfer from the translation reserve.

**Notes to the financial statements – Group and Company (continued)**

**2. Accounting policies (continued)**

**2.1 Significant accounting policies (continued)**

**Derivative financial instruments and hedging (continued)**

*Interest rate hedges*

The Group has entered into an interest rate swap (receive fixed, pay floating) to hedge the fair value risk of the fixed income corporate debt instrument issued during the year, which was designated a hedged item. The change in the fair value of the hedged item resulting from changes in risk associated with interest rates are hedged by the swap. The other risk elements associated with the debt instrument are not part of this hedging arrangement.

*Fair value estimation*

The fair value of financial instruments traded in active markets (such as publicly traded securities and derivatives) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets is the current bid price. The fair value of financial assets that are not traded in an active market is determined using valuation techniques commonly used by market participants including the use of comparable recent arms length transactions, discounted cash flow analysis and option pricing models.

**Investments in subsidiaries**

Investments by the Company in subsidiary undertakings are held at cost less any permanent diminution in value where circumstances indicate that the carrying value may not be recoverable.

**Impairment of assets (excluding goodwill and financial assets)**

At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount, being the higher of an asset's fair value less costs to sell, and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects a current market assessment of the time value of money and the risks specific to the asset.

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired and it is written down to its recoverable amount. An impairment loss is recognised as an expense in the consolidated income statement immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

**Operating leases**

All leases are classified as operating leases. Operating lease payments are recognised as an expense in the consolidated income statement on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

**Income and sales taxes**

The Group provides for current tax expense according to the tax laws of each jurisdiction in which it operates, using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable timing differences arising on investments in subsidiaries and associates and interests in joint ventures, except where the Group is able to control the reversal of the temporary differences. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

**Notes to the financial statements – Group and Company (continued)**

**2. Accounting policies (continued)**

**2.1 Significant accounting policies (continued)**

**Income and sales taxes (continued)**

Income tax relating to items recognised directly in equity is also recognised in equity and not in the consolidated income statement. Expenses and assets are recognised net of the amount of sales tax, except where this tax is not recoverable, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of expenses. Receivables and payables are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the taxation authority, is included as part of receivables or payables in the consolidated balance sheet.

**Plant and equipment**

Plant and equipment is valued at cost and depreciated on a straight-line basis over its useful economic life of between two and ten years.

An item of plant and equipment is removed upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the item, is included in the consolidated income statement in the year the item is sold or retired.

**Provisions**

Provisions which are liabilities of uncertain timing or amount, are recognised when: the Group has a present obligation, legal or constructive, as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. In the event that the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects a current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

**Foreign currencies**

The functional currency of the Company and its UK subsidiaries is pounds sterling. Transactions in foreign currencies are recorded at the rate appropriate at the time of accounting for the transaction. Foreign currency monetary balances at the accounting period end are converted at the rate ruling at that date. Foreign currency non-monetary balances carried at fair value are translated at the rates prevailing at the date when the fair value is determined. Gains and losses arising on retranslation are taken to the consolidated income statement, except for available-for-sale equity securities where the changes in fair value are recognised directly in equity and any exchange component of the change in fair value is also recognised directly in equity.

On consolidation, the assets and liabilities of the Group's overseas operations whose functional currency is not pounds sterling are translated at exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the accounting period. Exchange differences arising, if any, are taken through the consolidated statement of recognised income and expense to the translation reserve. Such translation differences are recognised in the consolidated income statement in the accounting period in which the operation is disposed of.

**Employee benefits**

The Group provides employees with retirement benefits through both defined benefit and defined contribution schemes. The assets of these schemes are held separately from the Group's general assets in trustee administered funds and are valued at fair value. Defined benefit obligations and the cost of providing benefits are determined annually by independent qualified actuaries using the projected unit credit method. The obligation is measured as the present value of the estimated future cash outflows using a discount rate based on corporate bonds of appropriate duration and quality. The resulting surplus/deficit of defined benefit assets less liabilities is recognised in the consolidated balance sheet. The Group's expense related to these schemes is accrued over the employees' service lives, based upon the actuarially determined cost for the accounting period having considered interest costs and the expected return on assets. Actuarial gains and losses are recognised in full in the accounting period in which they occur, in the consolidated statement of recognised income and expense. Normal contributions to the defined contribution scheme are charged to the consolidated income statement as they become payable in accordance with the rules of the scheme. Special contributions to the defined benefit scheme are recognised as an increase in the scheme's assets.

**Notes to the financial statements – Group and Company (continued)**

**2. Accounting policies (continued)**

**2.1 Significant accounting policies (continued)**

**Employee benefits (continued)**
Other post-employment benefits, such as medical care and life insurance, are also provided for certain employees. The cost of such benefits is accrued over the employee's service life, based upon the actuarially determined cost for the accounting period using a methodology similar to that for defined benefit pension scheme.

**Share-based payment transactions**
The Group issues equity-settled and cash-settled share-based payments to certain employees. The valuation methodology and assumptions are disclosed in note 11.4.

Equity-settled share-based payments are measured at the fair value of the equity instruments at the grant date and expensed, together with a corresponding increase in equity, on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. The expected life of the awards used in the determination of fair value is adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The cost of cash-settled transactions is measured initially at fair value at the grant date. The fair value is expensed over the period until vesting, with recognition of a corresponding liability. The liability is remeasured at each balance sheet date up to and including the settlement date, with changes in fair value recognised in the consolidated income statement.

**Treasury shares and own shares held**
Treasury shares and own shares held comprise own equity shares reacquired by the Company and are recorded at cost and are deducted from equity. No gain or loss is recognised in the consolidated income statement on the purchase, sale, issue or cancellation of the Group's own equity instruments. Where the sales proceeds exceed the cost of the shares, the excess is transferred to the share premium account.

**Equity shares**
The Company's ordinary equity shares of 12.5 pence (2006: 10 pence) each are classified as equity instruments. Equity shares issued by the Company are recorded at the proceeds or fair value received, with the excess of the amount received over the nominal value being credited to the share premium account. Direct issue costs net of tax are deducted from equity. When share capital is repurchased, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity.

**Dividend recognition**
Dividend distributions to the Company's shareholders are recognised in the accounting period in which the dividends are declared and paid and, in the case of final dividends, when these are approved by the Company's shareholders at the AGM.

**2.2 Significant accounting judgements, estimates and assumptions**

In the process of applying the Group's accounting policies, management has made no significant judgements, apart from those involving estimations and assumptions, which are summarised below:

**Impairment of goodwill**
Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. This requires management to prepare an entity valuation based on a fair value less costs-to-sell basis. The estimation required in the selection of the comparable company trading multiples is mitigated by the use of external professional valuers and through cross-checking against valuations based on discounted cash flows. The carrying amount of goodwill at 31 December 2007 and 2006 is £224.3m as detailed in note 14.

**Pension and other post-employment benefits**
The costs of and period end obligations under defined benefit pension schemes are determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these schemes, such estimates are subject to significant uncertainty. The estimation of the present value of defined benefit obligations at 31 December 2007 is £287.6m (2006: £317.3m) and the net retirement benefits included in the consolidated balance sheet are £62.3m surplus on Henderson Group Pension Scheme (2006: £5m deficit) and £5.2m deficit on Henderson unapproved pension schemes (2006: £5.4m). Further details are given in note 30.

**Notes to the financial statements – Group and Company (continued)**

**2. Accounting policies (continued)**

**2.2 Significant accounting judgements, estimates and assumptions (continued)**

**Provisions**

By their nature, provisions often include significant levels of estimation by management. The nature and amount of the provisions included in the consolidated balance sheet of £32.1m (2006: £42.3m) are detailed in note 26 and amounts not provided for are disclosed in note 35.

**Accrued income and expenses**

Accrued income is based on latest available information and involves a degree of estimation. The most significant estimations relates to the accrual of performance fees as discussed in note 2.1.

The most significant expense accruals at year end relate to bonus and other variable remuneration scheme costs. These are based on a top-down review of the performance of the business, in tandem with a bottom-up assessment of the entitlements of each staff member. The outcome is independently assessed by the Remuneration Committee, chaired by Gerald Aherne, a Non-Executive Director.

**Deferred tax assets**

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

**Share-based payment transactions**

Equity-settled share-based payments are measured at fair value at the grant date and expensed over the vesting period based on the Group's estimate of shares that will eventually vest.

**2.3 Changes in accounting policies**

The accounting policies adopted are consistent with those of the previous financial year except as follows:

**IFRS 7 Financial Instruments: Disclosures**

The Group adopted IFRS 7 on 1 January 2007. The required disclosures of the Group's financial instruments and the risks arising from those financial instruments are disclosed in note 16.

**2.4 Future changes in accounting policies**

During the course of the year, the International Accounting Standards Board and the International Financial Reporting Interpretations Committee (IFRIC) issued a number of new accounting standards, amendments to existing standards and interpretations. The following new standards and interpretations are not applicable to these financial statements and are effective for future accounting periods. The Directors do not anticipate that the adoption of these standards and interpretations will materially impact the Group's financial statements but, in some cases, they will give rise to additional disclosures. The Group plans to apply these standards in the reporting period in which they become effective.

*IFRS 8 Operating Segments – effective for periods commencing on or after 1 January 2009*

IFRS 8 which replaces IAS 14 Segment Reporting requires the Group's disclosures to reflect the information which management uses internally for evaluating the performance of operating segments and allocating resources to those segments.

*IFRS 2 (revised) Share-based Payment – effective for periods commencing on or after 1 January 2009*

The revised standard clarifies the terms vesting conditions and cancellations. Vesting conditions are service conditions and performance conditions only and features of a share-based payment that are not vesting conditions should be included in the grant date fair value of the share-based payment. A cancellation of equity instruments is accounted for as an acceleration of the vesting period whether initiated by the entity or by other parties.

*IFRS 3 (revised) Business Combinations – effective for periods commencing on or after 1 July 2009*

The revision to the standard issued in 2004 is aimed at reducing the differences between IFRSs and US GAAP.

**Notes to the financial statements – Group and Company (continued)**

**2. Accounting policies (continued)**

**2.4 Future changes in accounting policies (continued)**

*IAS 1 (revised) Presentation of Financial Statements – effective for periods commencing on or after 1 January 2009*

This standard emphasises the distinction between profit and loss items and other comprehensive income. The standard requires the presentation of changes in equity during a period resulting from transactions and other events and those resulting from transactions with owners in their capacity as owners.

*IFRIC 11 IFRS 2 Group and Treasury Share Transactions – effective for periods commencing on or after 1 March 2007*

IFRIC 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled payment transaction, regardless of how the equity instruments are obtained. The interpretation also provides guidance on whether subsidiaries should account for such schemes in their own financial statements when their employees receive rights to equity instruments of the parent company.

*IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction – effective for periods commencing on or after 1 January 2008*

IFRIC 14 addresses the interaction between a minimum funding requirement and the limit placed by IAS 19 Employee Benefits on the measurement of the defined benefit or liability. The economic benefits are available to an entity if the entity has an unconditional right to release them at some point during the life of the plan or on wind up.

In addition, IFRIC 12 Service Concession Arrangements (effective for periods commencing on or after 1 January 2008), IFRIC 13 Customer Loyalty Programmes (effective for periods commencing on or after 1 July 2008) and IAS 23 (revised) Borrowing Costs (effective for periods commencing on or after 1 January 2009) have been issued but are not relevant to the Group's activities.

## Notes to the financial statements – Group and Company (continued)

## 3. Income

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| **Gross fee income and commission receivable on sales** | | |
| Gross fee income | 430.2 | 372.8 |
| **Finance income** | | |
| Interest on deposits with credit institutions | 24.0 | 21.8 |
| Income from available-for-sale financial assets | 2.3 | 3.4 |
| (Losses)/gains arising on derivatives in a designated fair value hedge accounting relationship | (3.7) | 1.2 |
| Gains/(losses) arising on adjustment for the hedged item in a designated fair value hedge accounting relationship | 3.1 | (1.2) |
| | 25.7 | 25.2 |
| **Total income** | 455.9 | 398.0 |
| **Commission and fees payable against income** | | |
| Amortisation of capitalised commissions | (15.2) | (12.9) |
| Other commissions and fees payable against income | (89.1) | (76.8) |
| | (104.3) | (89.7) |
| **Net fee income and commission receivable on sales** | 351.6 | 308.3 |

## 4. Expenses

### 4.1 Operating costs

| | | Group | |
|---|---|---|---|
| | Notes | 2007 | 2006 |
| | | £m | £m |
| Employee benefits | 5.2 | 156.8 | 145.0 |
| Operating lease | | 8.7 | 8.6 |
| Investment administration | | 16.0 | 19.2 |
| Information technology | | 9.9 | 10.9 |
| Office expenses | | 5.4 | 7.2 |
| Foreign exchange losses | | 0.3 | 0.6 |
| Other expenses[1] | | 37.3 | 31.8 |
| **Total operating costs** | | 234.4 | 223.3 |

### 4.2 Other charges

| | | Group | |
|---|---|---|---|
| | Notes | 2007 | 2006 |
| | | £m | £m |
| Depreciation of plant and equipment | 20 | 2.5 | 2.8 |

[1] Other expenses include a £6.0m impairment of a seed investment and a further £3.1m of provisioning in respect of potential national insurance claims.

## Notes to the financial statements – Group and Company (continued)

## 4. Expenses (continued)

### 4.3 Auditors' remuneration

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| Fees payable to the Group's auditors for the audit of the Group's annual consolidated financial statements | 0.2 | 0.2 |
| Fees payable to the Group's auditors and their associates for other services: | | |
| - statutory audit of the Group's subsidiaries | 0.5 | 0.5 |
| - other services pursuant to legislation | 0.2 | 0.2 |
| - tax services | - | 0.2 |
| - services relating to corporate finance transactions entered into by or on behalf of the Group | - | 0.1 |
| - other services | 0.1 | - |
| **Total fees** | 1.0 | 1.2 |

The above analysis reflects the amounts billed by Ernst & Young LLP in the respective periods. Included in the fees payable to the Group's auditors for the audit of the Group's annual consolidated financial statements, are fees of £30,000 (2006: £30,000) for the audit of the Company's statutory financial statements.

## 5. Employee benefits

### 5.1 Average number of employees

The average number of employees in the continuing operations of the Group was as follows:

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | no. | no. |
| Henderson Global Investors | 899 | 867 |
| Corporate | 22 | 26 |
| **Total employees** | 921 | 893 |

### 5.2 Analysis of employee benefits expense

Employee benefits expense for continuing operations comprises:

| | | Group | |
|---|---|---|---|
| | Notes | 2007 | 2006 |
| | | £m | £m |
| Salaries and wages (including bonuses) | | 125.2 | 112.7 |
| Share-based payments | 11.2 | 12.8 | 11.8 |
| Social security costs | | 13.7 | 11.6 |
| Pension expense | 30 | 5.1 | 8.9 |
| **Total employee benefits** | | 156.8 | 145.0 |

Employees' contracts of employment are with certain subsidiary companies, primarily Henderson Administration Limited; accordingly, there are no employee benefits disclosures relating to the Company.

## 6. Finance costs

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| Debt interest | (8.0) | - |

**Notes to the financial statements – Group and Company (continued)**

## 7. Non-recurring items

The non-recurring items for continuing operations recorded in the consolidated income statement comprise the following:

| | 2007 £m | 2006 £m |
|---|---|---|
| Realised gain on deemed disposal of available-for-sale financial asset | 31.8 | - |
| Past service credit on the Henderson Group Pension Scheme | 8.7 | - |
| Business restructure costs | - | (7.8) |
| | 40.5 | (7.8) |

### 7.1 Realised gain on deemed disposal of available-for-sale financial asset

The merger between BPI and BPVN into the newly incorporated BP on 1 July 2007 gave rise to a new investment holding for the Group which, for accounting purposes, is deemed as a disposal of the previous holding. Under the terms of the merger, the Group received a special dividend of £16.3m (£1.46 per BPI share) which has been included as part of the accounting gain on the deemed disposal. The brought forward net cumulative gain on disposal of the Group's investment in BPI of £28.6m was recognised in the consolidated statement of recognised income and expense as a transfer from the revaluation reserve to the consolidated income statement. The balance of £3.2m represents the net gain on the investment in BPI recognised during the six months to 30 June 2007. The revised base cost of the investment is £69.7m (£14.48 per BP share). The currency exposure is fully hedged, but the investment remains exposed to market risk (refer to note 16.1).

### 7.2 Past service credit on the Henderson Group Pension Scheme

The past service credit of £8.7m on the Group's defined benefit scheme represents a non-recurring catch-up adjustment following changes to future benefits that came into effect on 1 April 2007, following a period of staff consultation and agreement with the Scheme's Trustee (refer to note 30).

### 7.3 Business restructure costs

The business restructure costs incurred by the Group of £7.8m were in respect of specific redundancy and other related costs, associated with a business restructure of Henderson Global Investors that took place in November 2006.

## 8. Taxation

| | Group | |
|---|---|---|
| | 2007 £m | 2006 £m |
| Current income tax: | | |
| - current year | 24.2 | 25.4 |
| - prior year | (11.3) | (1.9) |
| Deferred tax relating to: | | |
| - temporary differences | 10.8 | 1.0 |
| - changes in tax rates | (0.2) | - |
| Previously unrecognised tax losses of a prior period used to reduce current tax | (8.5) | (13.4) |
| Total taxation expense | 15.0 | 11.1 |

| | Group | |
|---|---|---|
| **Tax charged/(credited) to equity** | 2007 | 2006 |
| | £m | £m |
| Deferred tax charged/(credited) to equity | 11.5 | (1.4) |

## Notes to the financial statements – Group and Company (continued)

### 8. Taxation (continued)

| Reconciliation of net profit before tax at standard rate of corporate tax to tax expense | Group 2007 £m | Group 2006 £m |
|---|---|---|
| The reconciliation of the net profit before tax multiplied at 30% to the tax expense of £15.0m (2006: £11.1m) is as follows: | | |
| Net profit before tax from continuing operations | **147.2** | 74.4 |
| Tax at the applicable UK corporation tax rate of 30% (2006: 30%) on net profit before tax | **44.2** | 22.3 |
| Factors affecting tax charge: | | |
| Other disallowable expenses and non taxable income | **(5.3)** | 3.7 |
| Adjustment for prior years (current and deferred) | **(15.4)** | (1.9) |
| Higher/(lower) tax rates on overseas earnings | **0.2** | 0.4 |
| Changes in tax rates – restated deferred tax balances | **(0.2)** | - |
| Utilisation of previously unrecognised tax losses | **(8.5)** | (13.4) |
| Total tax expense for continuing operations | **15.0** | 11.1 |

## 9. Earnings per share

The number of shares for the purpose of calculating the basic earnings per share has been taken as the weighted average number of shares in issue during the period, less the weighted average number of Treasury shares held by the Group during the period, less the weighted average number of Own shares held in trust during the period.

The diluted number of shares for the purposes of calculating the diluted earnings per share is taken as the basic earnings per share, increased to recognise the weighted average number of options and unconditional share awards (including those conditional only upon length of service) in the period.

The weighted average number of shares for 2007 reflects the share consolidation approved by shareholders at an Extraordinary General Meeting held on 9 October 2007, effective on 19 October 2007 (refer to note 21):

| | Group 2007 no. (millions) | Group 2006[1] no. (millions) |
|---|---|---|
| Weighted average number of ordinary shares for the purposes of basic earnings per share | **804.6** | 1,085.2 |
| Dilutive potential of: | | |
| - share options | **2.7** | 2.9 |
| - unconditional awards | **40.2** | 14.5 |
| Weighted average number of ordinary shares for the purposes of diluted earnings per share | **847.5** | 1,102.6 |

[1] 2006 numbers have been adjusted to reflect IAS 33, Earnings per share, which reduces the number of shares for both the basic and diluted EPS calculations

Basic and diluted earnings per share have been calculated on the net profit attributable to equity shareholders. The difference between the weighted average number of shares used in the basic earnings per share and the diluted earnings per share calculations reflects the dilutive impact of options under the Group's Sharesave schemes, and unconditional awards primarily relating to matching shares or granted awards under the Deferred Equity Plan, the Employee Share Option Plan, and Restricted Share Plans (refer to note 11).

The number of shares used is the same as those detailed above for both basic and diluted earnings per share from continuing recurring, continuing non-recurring and discontinued operations.

## Notes to the financial statements – Group and Company (continued)

## 9. Earnings per share (continued)

### 9.1 From all operations

#### 9.1.1 Earnings

| | Group 2007 £m | 2006 £m |
|---|---|---|
| Earnings for the purposes of basic and diluted earnings per share | 132.1 | 61.1 |

#### 9.1.2 Earnings per share

| | Group 2007 pence | 2006 pence |
|---|---|---|
| Basic | 16.4 | 5.6 |
| Diluted | 15.6 | 5.5 |

### 9.2 From continuing operations before non-recurring items

#### 9.2.1 Earnings

| | Group 2007 £m | 2006 £m |
|---|---|---|
| Net profit after tax from continuing operations | 132.1 | 63.2 |
| Non-recurring items adjusted for taxation effect | (37.9) | 6.6 |
| Net profit after tax from continuing operations before non-recurring items | 94.2 | 69.8 |

#### 9.2.2 Earnings per share

| | Group 2007 pence | 2006 pence |
|---|---|---|
| Basic | 11.7 | 6.4 |
| Diluted | 11.1 | 6.3 |

### 9.3 From continuing operations including non-recurring items

#### 9.3.1 Earnings

| | Group 2007 £m | 2006 £m |
|---|---|---|
| Net profit after tax from all operations attributable equity holders of the parent | 132.1 | 61.1 |
| Adjustments to exclude net loss after tax from discontinued operations | - | 2.1 |
| Earnings from continuing operations including non-recurring items for the purpose of basic and diluted earnings per share | 132.1 | 63.2 |

#### 9.3.2 Earnings per share

| | Group 2007 pence | 2006 pence |
|---|---|---|
| Basic | 16.4 | 5.8 |
| Diluted | 15.6 | 5.7 |

### 9.4 From discontinued operations

#### 9.4.1 Earnings

| | Group 2007 £m | 2006 £m |
|---|---|---|
| Net loss after tax from discontinued operations | - | (2.1) |

**Notes to the financial statements – Group and Company (continued)**

**9. Earnings per share (continued)**

9.4.2 Earnings per share

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | pence | pence |
| Basic | - | (0.2) |
| Diluted | - | (0.2) |

## 10. Events after the balance sheet date

The Board of Directors has not, as at 26 February 2008, being the date the financial statements were approved, received any information concerning significant conditions in existence at the balance sheet date, which have not been reflected in the financial statements as presented.

## 11. Share-based payments

### 11.1 Group share-based compensation plans

The following share-based compensation plans were in operation during 2007:

**Sharesave scheme (SAYE)**
A third Sharesave scheme (2007 SAYE) was introduced during the year to supplement the plans introduced in 2004 (2004 SAYE) and 2006 (2006 SAYE). Employees may participate in more than one scheme but only up to a maximum of £250 after tax per month across all plans. The 2007 SAYE was designed to take effect after the 2004 SAYE had vested, allowing 2004 SAYE participants to participate in the 2007 SAYE.

Eligible employees who wish to purchase shares in Henderson Group plc contribute a monthly amount to a savings account up to a maximum of £250 after tax per month. At the expiration of 36 months' contribution, the employees in the 2007 SAYE can choose to exercise their share options using the funds in their account, together with a bonus, equivalent to 1.8 (2006 SAYE: 1.4) times the monthly saving amount, to subscribe for shares at a preset price, this being £1.22 (2006 SAYE: £0.69) per share, a 20% discount to the share price on 5 April 2007 (2006 SAYE: 6 April 2006). The 2007 SAYE vests on 1 June 2010 (2006 SAYE: May 2009). Employees have up to six months after the 36 month period to exercise their options and subscribe for shares. Forfeiture provisions apply in the case of approved and unapproved leavers.

A Sharesave plan will be launched in March 2008. The terms (including the 20% discount to the market value of the share price as at price setting day anticipated to be 3 March 2008), will be the same as for previous plans.

**Buy As You Earn Share Plan (BAYE)**
Eligible employees who wish to purchase shares in Henderson Group plc invest a monthly amount up to a maximum of £125, which is deducted from their gross salary. From inception of the BAYE, each participating employee received, for no additional payment, one free matching share for each share purchased (partnership share). In the months of January 2005 and February 2005 and then from April 2006, to further the aim of increasing employee share ownership, the matching share ratio increased from 1:1 to 2:1. Matching shares will be forfeited if purchased shares are withdrawn from the trust within one year.

**Long-Term Incentive Plan (LTIP)**
Under the LTIP, a number of executives were granted performance shares. There have been four grants, being in 2004, 2005, 2006 and 2007. These awards of free shares are granted on condition that the executives remain with the Company for three years and that the Total Shareholder Return (TSR) of the Group (Henderson Group TSR) compares favourably to the median of companies that made up the FTSE 250 Index as at 1 January 2004 for 2004 awards, 1 January 2005 for 2005 awards and so on. 35% of the shares will vest if the Henderson Group TSR is at the 50th percentile of the FTSE 250 companies, with the full amount of shares granted vesting if the Henderson Group TSR is at or above the 75th percentile of the FTSE 250 companies. No vesting will occur if the Henderson Group TSR is below the 50th percentile of the FTSE 250 companies. The executives are not entitled to vote or receive dividends in respect of these awards until the vesting conditions are met, nor are they allowed to pledge, hedge or assign the expected awards in any way.

**Notes to the financial statements – Group and Company (continued)**

**11. Share-based payments (continued)**

**11.1 Group share-based compensation plans (continued)**

**Long-Term Incentive Plan (LTIP) (continued)**

In accordance with the scheme terms, the remaining part of the 2004 LTIP vested on 31 December 2006 in full and the awards were paid out on 2 April 2007 and the 2005 LTIP vested on 31 December 2007 in full and the awards will be paid out in March 2008. The 2005 award was originally due to be paid out in April 2008; however, the Board determined that in the interests of maintaining an orderly market that the award should pay out, slightly earlier, in the period immediately after annual results. The calculation of the vesting of the award is not impacted in anyway by paying out in March 2008 as the vesting calculation period ended on 31 December 2007.

A phantom LTIP has been set up for non-UK resident Henderson executives, which is the same in all respects except that awards will be settled in cash rather than shares.

**Restricted Share Plan (RSP)**

The RSP is a scheme that allows employees to receive shares in Henderson Group plc for £nil consideration at a future point, usually three years. The awards are made typically for staff recruitment and retention purposes. They may or may not contain a performance hurdle, and are expensed evenly over the vesting period. The Remuneration Committee must approve all awards and the vesting of awards. On vesting, in order to obtain the shares the employee must satisfy any tax and national insurance obligations.

**Deferred Equity Plan (DEP)**

Under the Henderson remuneration policy, there is a requirement for employees who receive short-term incentive awards over a preset threshold to defer an element of their award. All non-hedge-fund deferrals are deferred into Henderson Group plc shares. The deferred monies are paid directly to a trustee, who purchases the nominated investments and holds them in trust. The Henderson Group plc shares attract one free matching share for every three shares awarded by the trustee prior to 2007 and one free matching share for every four shares awarded by the trustee from 1 January 2007.

Hedge-fund deferrals are deferred into the hedge fund that provided the performance fee that generated the award. Hedge-fund deferrals are held in trust for two years on a fully restricted basis. Forfeiture conditions apply in the case of approved and unapproved leavers. Deferrals into Henderson Group plc shares are held in trust for a minimum of one year. However, the shares must be held in trust for three years in order to receive the free matching shares. There is no matching element for hedge-fund deferrals. In March 2004, a number of executives, but not the Executive Directors, were given the opportunity to invest an amount equivalent to their 2003 annual cash bonus into the Company's shares at market price. Each participating executive received in March 2007, for no additional payment, one free share for every three shares held in the plan.

**Employee Share Ownership Plan (ESOP)**

In April 2005, the Group launched an ESOP managed by the DEP trustee. This enabled all Henderson staff, but not the Executive Directors, to defer part of their post-tax bonus into the ESOP up to a specified limit. The ESOP provides one free matching share for every share purchased (awarded by the trustee). To receive the matching shares, employees must remain in the plan for a specified period, typically three years but four years in respect of the 2005 ESOP. The ESOP was offered again in 2006 with employees needing to remain in the plan until June 2009 and again in 2007 with employees needing to remain in the plan until June 2010. Forfeiture conditions apply in the case of approved and unapproved leavers. The 2007 ESOP enabled employees to defer part of their pre tax bonus into the plan up to a specified limit.

**11.2 Share-based payments through the consolidated income statement**

| | Group | |
|---|---|---|
| | **2007** | **2006** |
| | **£m** | **£m** |
| SAYE | **0.5** | 0.5 |
| BAYE | **0.8** | 1.4 |
| LTIP | **4.2** | 3.3 |
| RSP | **1.2** | 2.8 |
| DEP | **1.2** | 1.1 |
| ESOP | **4.9** | 2.7 |
| Total expense | **12.8** | 11.8 |

## Notes to the financial statements – Group and Company (continued)
## 11. Share-based payments (continued)

The total expense can be analysed between:

| | Notes | Group 2007 £m | Group 2006 £m |
|---|---|---|---|
| Amount which is to be settled with equity | 23.1 | **23.6** | 15.1 |
| Equity settled performance fee bonuses recognised within commissions and fees payable against income | | **(12.4)** | (5.5) |
| | | **11.2** | 9.6 |
| Amount which is to be settled in cash | | **1.6** | 2.2 |
| | | **12.8** | 11.8 |

### 11.3 Share options outstanding – Sharesave scheme

Share options outstanding under the Group's Sharesave compensation plan are as follows:

| | 2007 Options no. | 2007 Weighted average exercise price £ | 2006 Options no. | 2006 Weighted average exercise price £ |
|---|---|---|---|---|
| At 1 January | **4,969,229** | **0.482** | 5,627,897 | 0.416 |
| Granted | **1,711,689** | **1.216** | 1,622,553 | 0.632 |
| Exercised (refer to note 21.2) | **(3,373,947)** | **0.425** | (1,275,451) | 0.416 |
| Forfeited | **(333,722)** | **0.788** | (1,005,770) | 0.440 |
| At 31 December | **2,973,249** | **0.980** | 4,969,229 | 0.482 |

The weighted average share price on the date options were exercised during 2007 was £1.64 (2006: £0.64).

There are no options exercisable at 31 December 2007 (2006: nil).

The weighted average fair value of options granted during 2007 was £0.68 (2006: £0.24).

At 31 December 2007, the weighted average remaining expected and contractual life of outstanding awards was one year (2006: one year).

### 11.4 Fair values of share-based compensation plans

The fair value amounts for the options granted under the Sharesave scheme were determined using the Black Scholes option-pricing method, using the following assumptions:

| | 2004 SAYE | 2006 SAYE | 2007 SAYE |
|---|---|---|---|
| Dividend yield | nil% | 3.5% | 3.5% |
| Expected volatility | 47.4% | 45.0% | 60.8% |
| Risk free interest rate | 4.6% | 4.25% | 5.25% |
| Expected life | 3 years | 3 years | 3 years |
| Weighted average share price | £0.475 | £0.790 | £0.676 |
| Exercise price | £0.416 | £0.632 | £1.216 |

Volatility has been calculated by taking the average of the volatility of nine of the Company's quoted peers over the preceding three year period. Peers selected were publicly quoted life insurance and fund management companies which were considered to offer suitable coverage in terms of business mix to be a reasonable proxy for volatility of the Company's shares at the time that the options were granted.

Other share schemes involve the grant of shares for £nil consideration. The fair value of these schemes is calculated using the share price at grant date, which is set out in the following table. No adjustments have been made for dividends.

## Notes to the financial statements – Group and Company (continued)
### 11. Share-based payments (continued)
### 11.4 Fair values of share-based compensation plans (continued)

| Scheme | Shares granted during the year | Average price £ |
|---|---|---|
| BAYE | 1,689,223 | 1.43 |
| LTIP | 5,720,000 | 1.52 |
| RSP | 4,154,960 | 1.62 |
| DEP | 6,867,700 | 1.54 |
| ESOP | 4,112,440 | 1.53 |

The fair value calculation for the LTIP includes a statistical assessment of the likelihood of the Company achieving performance targets set out in the plan. These performance targets are in respect of the Henderson Group TSR over three years and are as follows:

| Criteria | Amount vesting |
|---|---|
| Henderson Group TSR less than the 50th percentile of the FTSE 250 companies | nil% |
| Henderson Group TSR at the 50th percentile of the FTSE 250 companies | 35% |
| Henderson Group TSR at or above the 75th percentile of the FTSE 250 companies | 100% |

For a Henderson Group TSR between the 50th and 75th percentiles, the amount vesting will increase on a linear basis.

## 12. Dividends paid and proposed

| | Group and Company | | | |
|---|---|---|---|---|
| | 2007 | 2007 | 2006 | 2006 |
| | £m | pence per share | £m | pence per share |
| **Dividends on ordinary shares of 10 pence each declared and paid:** | | | | |
| Final dividend in respect of 2H06 (2H05) | 20.3 | 2.27 | 16.1 | 1.39 |
| Interim dividend in respect of 1H07 (1H06) | 14.0 | 1.66 | 10.1 | 0.88 |
| Special dividend in respect of FY07 (FY06) | 230.5 | 27.60 | - | - |
| **Total dividends paid** | 264.8 | | 26.2 | |

| | 2007 | 2007 | 2006 | 2006 |
|---|---|---|---|---|
| | £m | pence per share | £m | pence per share |
| **Dividends proposed on ordinary shares of 12.5 pence (2005: 10 pence) each, for approval by the shareholders at the AGM:** | | | | |
| Final dividend for 2H07 (2H06) | 32.2 | 4.44 | 20.5 | 2.27 |

The final ordinary dividend for 2007 has been calculated as 50% of profits after tax, before non-recurring items.

The difference between the proposed dividends (2H06 final: £20.5m, 1H07 interim: £15.0m and FY07 special: £250.0m), as reported in the 2006 Full Annual Financial Report and Accounts and the Interim Results for the six months to 30 June 2007, and the dividends paid out on 29 May 2007 (2H06 final: £20.3m, 1H07 interim: £14.0m and FY07 special: £230.5m) represents the dividend portion waived in respect of Group employee shares held by Employee Benefit Trusts.

The difference of £20.5m between the 2007 interim and special dividends declared of £265.0m and the dividends paid of £244.5m, was paid to the Employee Benefit Trusts administering the respective share schemes to purchase additional shares on behalf of employees and to make whole the waived dividend.

Notes to the financial statements – Group and Company (continued)

## 13. Segmental information

### Group operating income and net assets

**Continuing operations**

Henderson is an investment manager, operating throughout Europe, also with teams in North America and Asia. Henderson manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes, including equities, fixed income, property and private equity. It also manages the assets of Pearl Group Limited life funds.

Management operates across product lines, distribution channels, and geographic regions. The Board considers that the risks and rewards to the business are not substantially different across the geographic regions in which Henderson operates so as to warrant separate disclosure. Core equities and fixed income, property, private equity and wholesale funds are sold in most, if not all, of these regions, and are managed in various locations. Strategic and financial management decisions of all business teams are determined centrally by the Board and, on this basis, Henderson considers itself to be a single segment investment management business.

**Discontinued operations**

Included within discontinued operations for 2006, are the results of Towry Law UK Group up to the date of its disposal to JS&P Holdings Limited on 3 May 2006.

## 14. Intangible assets

Intangible assets are made up as follows:

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| Goodwill | 224.3 | 224.3 |

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| **Gross amount** | | |
| At 1 January and 31 December | 226.4 | 226.4 |
| **Aggregate impairment** | | |
| At 1 January and 31 December | 2.1 | 2.1 |
| **Carrying value** | | |
| At 1 January and 31 December | 224.3 | 224.3 |

Goodwill arose on acquisition of the following units:

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| Henderson Global Investors (Holdings) Plc | 217.5 | 217.5 |
| Henderson Global Investors (North America) Inc. | 6.8 | 6.8 |
| | 224.3 | 224.3 |

The valuation of goodwill as at 31 December 2007 is based on projected earnings for 2008 applying a price earnings multiple of between 8.0x-10.0x of selected traditional UK asset management companies and a market capitalisation based on the Company's share price at 14 January 2008. In order for the recoverable amount to fall below its carrying amount, a substantial decrease in the underlying profitability of the Group is required.

The goodwill arising from the original purchase of Henderson, allocated to Henderson Global Investors (Holdings) Plc, remains unchanged at £217.5m at the year end. A further £6.8m is included within Henderson Global Investors in relation to the purchase of the Henderson Global Investors (North America) Inc. property business. These balances were assessed at 31 December 2007 and there are no indicators of any impairment.

**Notes to the financial statements – Group and Company (continued)**

## 15. Fair value of financial instruments

**Total financial assets and liabilities**

| | | Group | | | |
|---|---|---|---|---|---|
| | | Fair value | | Carrying value | |
| | Notes | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| **Financial assets** | | | | | |
| *Current assets:* Shares/units in OEICs/unit trusts | | **0.6** | 0.2 | **0.6** | 0.2 |
| **Financial assets at fair value through profit or loss** | | **0.6** | 0.2 | **0.6** | 0.2 |
| *Current assets:* | | | | | |
| Available-for-sale financial assets | | **101.7** | 112.2 | **101.7** | 112.2 |
| OEIC, unit trust and other debtors | 19 | **37.7** | 96.2 | **37.7** | 96.2 |
| Derivative financial instruments | 19 | **3.4** | 0.2 | **3.4** | 0.2 |
| Cash and cash equivalents | 29.2 | **248.0** | 309.1 | **248.0** | 309.1 |
| **Total financial assets** | | **391.4** | 517.9 | **391.4** | 517.9 |
| **Financial liabilities** | | | | | |
| *Non-current liabilities:* | | | | | |
| Debt instrument in issue | | **173.4** | - | **178.0** | - |
| *Current liabilities:* | | | | | |
| Current tax liabilities | | **41.1** | 35.0 | **41.1** | 35.0 |
| Provisions under contractual obligations | | **11.3** | 13.6 | **11.3** | 13.6 |
| OEIC, unit trust and other creditors | 25 | **66.8** | 112.4 | **66.8** | 112.4 |
| Derivative financial instruments | 25 | **4.5** | - | **4.5** | - |
| **Total financial liabilities** | | **297.1** | 161.0 | **301.7** | 161.0 |

| | | Company | | | |
|---|---|---|---|---|---|
| | | Fair value | | Carrying value | |
| | Notes | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| **Financial assets** | | | | | |
| Available-for-sale financial assets | | **6.0** | - | **6.0** | - |
| Current tax assets | | **22.9** | 18.3 | **22.9** | 18.3 |
| Derivative financial instruments | 19 | **3.4** | - | **3.4** | - |
| Cash and cash equivalents | 29.3 | **18.4** | 110.1 | **18.4** | 110.1 |
| **Total financial assets** | | **50.7** | 128.4 | **50.7** | 128.4 |
| **Financial liabilities** | | | | | |
| Debt instrument in issue | | **173.4** | - | **178.0** | - |
| Borrowings | | **422.0** | 970.3 | **422.0** | 970.3 |
| Derivative financial instruments | 25 | **0.2** | - | **0.2** | - |
| Other creditors | 25 | **3.9** | 9.9 | **3.9** | 9.9 |
| **Total financial liabilities** | | **599.5** | 980.2 | **604.1** | 980.2 |

The Group applies fair value hedge accounting. Accordingly, the debt instrument in issue carried in the consolidated balance sheet at amortised cost is adjusted for changes in fair value attributable to hedged risks (refer to note 16.6).

The available-for-sale financial assets held by the Group at the balance sheet date are either listed on an authorised stock exchange or have quoted market prices. Debtor and creditor balances, included in the tables above, comprise mainly current balances and accordingly the fair value of these assets and liabilities is considered to be materially equal to the carrying value after taking into account any likely impairment.

**Notes to the financial statements – Group and Company (continued**

## 16. Financial risk management

**Financial risk management objectives and policies for continuing operations**
Financial assets principally comprise investments in equity securities, short-term investments, trade and other receivables, and cash and cash equivalents. Financial liabilities comprise borrowings for financing purposes, certain provisions and trade and other payables. The main risks arising from financial instruments are price risk, interest rate risk, liquidity risk, foreign currency risk and credit risk. Each of these risks is discussed in detail below. The Group monitors financial risks on a consolidated basis and intra-Group balances are settled in such cases when it is deemed favourable for both parties to the transaction. Accordingly, the Company is not exposed to material financial risk and separate disclosures for the Company have not been included.

The Group has designed a framework to manage the risks of its business and to ensure that the Directors have in place risk management practices appropriate to a listed company. The management of risk within the Group is governed by the Board.

**16.1 Price risk**
Price risk is the risk that a decline in the value of assets adversely impacts on the profitability of the Group, either as a result of an asset not meeting its expected value (which could also create liquidity risk) or through the decline of assets under management generating lower fees. The principal exposures of the Group are in respect of corporate investments held on the consolidated balance sheet and lower management fee revenues that could result from a reduction in asset values. The risk of lower revenues is partially mitigated by asset class diversification.

Corporate investments held on the consolidated balance sheet principally comprise shareholdings in BP with a market value as at 31 December 2007 of £53.7m (in 2006, the equivalent holding was in BPI (£81.4m), which merged with BPVN to form BP on 1 July 2007). A special dividend of £16.3m was received by the Group as part of the merger which was recognised in the Group's half year results to 30 June 2007.

The Group is also exposed to price risk in respect of seed capital investments in Henderson funds. The seed capital investments vary in duration depending on the nature of the investment with a typical range of less than one year for Listed Asset products and between three to five years for Private Equity and Property funds. These investments are marked-to-market; however, it is not usually possible or appropriate to hedge the market exposure of seed investments, as these are typically in place to demonstrate alignment with client interests. The total market value of the seed capital investments at 31 December 2007 was £48.0m (2006: £30.1m).

Management monitors exposures to price risk for corporate investments on an ongoing basis. Movements in significant investments are monitored daily and any material change in value (5%) is acted on appropriately. When considering whether to hedge the price risk, management considers the likelihood of an asset devaluing and the costs associated with hedging the risk. There were no hedges in place for price risk at the year end.

In the very limited circumstances in which the Group enters into market transactions as principal for a client, caps are placed on the extent of any intra-day and close of business exposures.

*Price risk sensitivity analysis*

Price risk is suffered on all available-for-sale financial assets held for seed capital purposes. There is no other consolidated balance sheet item open to significant price risk.

| | 2007 | | 2006 | |
|---|---|---|---|---|
| **Price risk sensitivities** | **Consolidated income statement £m** | **Equity £m** | **Consolidated income statement £m** | **Equity £m** |
| Equity price +/- 25% | - | (25.5) | - | (30.5) |

## Notes to the financial statements – Group and Company (continued)
## 16. Financial risk management (continued)

### 16.2 Interest rate risk
Interest rate risk is the risk that the Group will sustain losses from adverse movements in interest bearing assets. There is an exposure to interest rates on banking deposits held in the ordinary course of business and on fixed income investments. This exposure is continually monitored to ensure that the Group is maximising its interest earning potential within accepted liquidity and credit constraints.

The Group applies fair value hedge accounting; accordingly, the debt instrument in issue carried in the consolidated balance sheet at amortised cost is adjusted for changes in fair value attributable to hedged risks.

16.2.1 Financial assets and liabilities exposed to fair value and interest rate risk

| At 31 December 2007 | Fixed rate £m | Floating rate £m | Not directly exposed to interest rate risk £m | Total £m |
|---|---|---|---|---|
| **Financial assets** | | | | |
| Shares/units in OEICs/unit trusts | - | - | 0.6 | 0.6 |
| Available-for-sale financial assets | - | - | 101.7 | 101.7 |
| OEIC, unit trust, and other debtors | - | - | 37.7 | 37.7 |
| Derivative financial instruments | - | 3.4 | - | 3.4 |
| Cash and cash equivalents | - | 248.0 | - | 248.0 |
| **Total financial assets** | - | 251.4 | 140.0 | 391.4 |
| | | | | |
| **Financial liabilities** | | | | |
| Debt instrument in issue | - | 4.0 | 174.0 | 178.0 |
| Current tax liabilities | - | - | 41.1 | 41.1 |
| Provisions under contractual obligations | - | - | 11.3 | 11.3 |
| OEIC, unit trust, and other creditors | - | - | 71.3 | 71.3 |
| **Total financial liabilities** | - | 4.0 | 297.7 | 301.7 |

| At 31 December 2006 | Fixed rate £m | Floating rate £m | Not directly exposed to interest rate risk £m | Total £m |
|---|---|---|---|---|
| **Financial assets** | | | | |
| Shares/units in OEICs/unit trusts | - | - | 0.2 | 0.2 |
| Available-for-sale financial assets | - | - | 112.2 | 112.2 |
| OEIC, unit trust and other debtors | - | - | 96.4 | 96.4 |
| Cash and cash equivalents | - | 309.1 | - | 309.1 |
| **Total financial assets** | - | 309.1 | 208.8 | 517.9 |
| | | | | |
| **Financial liabilities** | | | | |
| Current tax liabilities | - | - | 35.0 | 35.0 |
| Provisions under contractual obligations | - | - | 13.6 | 13.6 |
| OEIC, unit trust and other creditors | - | - | 112.4 | 112.4 |
| **Total financial liabilities** | - | - | 161.0 | 161.0 |

Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument.

*Interest rate risk sensitivity analysis*
Interest rate risk sensitivity analysis for the year end consolidated balance sheet position has been performed on the basis of a 100 bps change in interest rates. No change in equity greater than £0.1m would be expected from a 100 bps change in interest rates since any increase/decrease in the fair value of the interest rate swap would be largely offset by a decrease/increase in the carrying value of the issued debt. Interest rate risk sensitivity analysis for anticipated effects on the consolidated income statement for 2008 has been calculated on the basis of a 25 bps fall in interest rates at the beginning of each quarter. The impact on the consolidated income statement of such a decrease in interest rates is a reduction in anticipated earnings of £1.6m.

## Notes to the financial statements – Group and Company (continued)
## 16. Financial risk management (continued)

### 16.3 Liquidity risk
The Group is exposed to liquidity risk, namely it may be unable to meet its payment obligations as they fall due.

The liquidity of the Group is managed on a daily basis by Group Finance, to ensure that the Group always has sufficient cash and/or highly liquid assets available to meet its liabilities. Group Finance also monitors and controls the use of the Group's non-operating capital resources. It is the Group's policy to ensure that it has access to funds to cover all forecast commitments for the next 18 months. Refer to the Directors' report for the framework established by the Group to manage capital and business risks.

Dedicated personnel are responsible for external market and liquidity reporting as required by the regulatory authorities.

### 16.4 Foreign currency risk
Foreign currency risk is the risk that the Group will sustain losses through adverse movements in currency exchange rates.

The Group's business is impacted through its exposure to non pounds sterling income and expenses and assets and liabilities of non-UK subsidiaries as well as assets and liabilities denominated in currency other than pounds sterling. The currency exposure is managed by limiting the Group's net exposure to individual foreign currencies to pre-determined caps through forward currency contracts. The Group also uses foreign currency contracts to eliminate the currency exposure on certain individual transactions. In addition, the Group carries a small foreign exchange position as principal to facilitate the smooth conduct of its client business.

A rolling programme of forward currency contracts has been implemented to hedge the currency exposures arising from certain available-for-sale financial assets, with a year end market value of €104.0m, €16.4m, US$35.0m respectively (see note 16.6).

Foreign currency risk is managed by Group Finance (incorporating Treasury operations), whereby foreign currency balances are monitored closely and, where cost effective, hedging options are considered. Firstly, the Group seeks to use natural hedges, namely other financial assets and liabilities of opposite value denominated in the same currency. Where there is a mismatch, material currency flows which are reasonably certain are hedged. Where there is insufficient certainty, the currency is translated back into pounds sterling on receipt.

*Foreign currency risk sensitivity analysis*
Significant financial instruments are either denominated in pounds sterling or hedged back to pounds sterling via foreign currency forwards. However, there remain some foreign currency balances which are not fully hedged since, individually, these are below the policy level for implementing hedging arrangements. In addition, there are foreign currency cash balances in overseas subsidiaries of the Group.

The analysis detailed below was carried out by taking all unhedged financial assets at the balance sheet date and overseas foreign cash balances and adjusting the exchange rate used at the year end by 10%:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| Currency sensitivities | Consolidated income statement £m | Equity £m | Consolidated income statement £m | Equity £m |
| Euro exchange rate +/- 10% | 0.1 | 3.5 | 0.2 | 2.9 |
| US dollar exchange +/- 10% | 0.2 | 3.9 | 0.5 | 2.0 |

### 16.5 Credit risk
The Group has an established credit policy, to ensure that it only trades with counterparties that are able to meet strict minimum rating requirements at levels that are consistent with its agreed risk appetite. Counterparty limits are reviewed and set centrally by the Credit Risk Committee. Local management is responsible for ensuring that it remains within these limits and Risk Management Services monitors and reports any exceptions to these guidelines.

The risk management function is responsible for reporting exposures to the Audit Committee on a quarterly basis and for ensuring that any credit concerns are raised and actions taken to mitigate these risks.

## Notes to the financial statements – Group and Company (continued)
## 16. Financial risk management (continued)
## 16.5 Credit risk (continued)

The table below is an analysis of past due financial assets:

| | Group | | | | | |
|---|---|---|---|---|---|---|
| At 31 December 2007 | Not past due | 0-3 months past due | 3-6 months past due | 6-12 months past due | Greater than 12 months past due | Total |
| **Financial assets** | £m | £m | £m | £m | £m | £m |
| Shares/units in OEICs/unit trusts | 0.6 | - | - | - | - | 0.6 |
| Derivative financial instruments | 3.4 | - | - | - | - | 3.4 |
| Available-for-sale financial assets | 101.7 | - | - | - | - | 101.7 |
| OEIC, unit trust and other debtors | 36.9 | 0.4 | 0.1 | 0.3 | - | 37.7 |
| Cash and cash equivalents | 248.0 | - | - | - | - | 248.0 |
| **Total financial assets** | 390.6 | 0.4 | 0.1 | 0.3 | - | 391.4 |

| | Group | | | | | |
|---|---|---|---|---|---|---|
| At 31 December 2006 | Not past due | 0-3 months past due | 3-6 months past due | 6-12 months past due | Greater than 12 months past due | Total |
| **Financial assets** | £m | £m | £m | £m | £m | £m |
| Shares/units in OEICs/unit trusts | 0.2 | - | - | - | - | 0.2 |
| Available-for-sale financial assets | 112.2 | - | - | - | - | 112.2 |
| OEIC, unit trust and other debtors | 94.8 | 1.4 | - | - | - | 96.2 |
| Derivative financial instruments | 0.2 | | | | | 0.2 |
| Cash and cash equivalents | 309.1 | - | - | - | - | 309.1 |
| **Total financial assets** | 516.5 | 1.4 | - | - | - | 517.9 |

Analysis of financial assets by credit rating

| | Group | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| At 31 December 2007 | AAA | AA | A | BBB | BB | B | Not rated | Total |
| **Financial assets** | £m | £m | £m | £m | £m | £m | £m | £m |
| Shares/units in OEICs/unit trusts | - | - | - | - | - | - | 0.6 | 0.6 |
| Derivative financial instruments | - | 3.4 | - | - | - | - | - | 3.4 |
| Available-for-sale financial assets | - | - | - | 53.7 | - | - | 48.0[1] | 101.7 |
| OEIC, unit trust and other debtors | - | - | - | - | - | - | .37.7 | 37.7 |
| Cash and cash equivalents | 115.7 | 110.3 | 21.8 | 0.2 | - | - | - | 248.0 |
| **Total financial assets** | 115.7 | 113.7 | 21.8 | 53.9 | - | - | 86.3 | 391.4 |

| | Group | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| At 31 December 2006 | AAA | AA | A | BBB | BB | B | Not rated | Total |
| **Financial assets** | £m | £m | £m | £m | £m | £m | £m | £m |
| Shares/units in OEICs/unit trusts | - | - | - | - | - | - | 0.2 | 0.2 |
| Available-for-sale financial assets | - | - | - | 81.4 | - | - | 30.8 | 112.2 |
| OEIC, unit trust and other debtors | - | - | - | - | - | - | 96.4 | 96.4 |
| Cash and cash equivalents | 82.9 | 182.9 | 43.0 | 0.3 | - | - | - | 309.1 |
| **Total financial assets** | 82.9 | 182.9 | 43.0 | 81.7 | - | - | 127.4 | 517.9 |

[1] Included in the non rated financial assets, is an available-for-sale financial asset which is carried at fair value net of an impairment for the year of £6.0m (refer to note 4.1).

**Notes to the financial statements – Group and Company (continued)**
**16. Financial risk management (continued)**

### 16.6 Hedging activities

At 31 December 2007, the Group held three forward exchange contracts to hedge the foreign currency risk arising from the investment in Euro and US dollar denominated investments described in note 16.4.

The forward exchange contracts have been assessed as effective fair value hedges and the net unrealised loss for the year of £7.1m (2006: gain £1.2m) has been off-set in the consolidated income statement against an equivalent amount of £7.1m (2006: £1.2m), being the portion of the unrealised foreign exchange loss on available-for-sale investments relating to the hedge (refer to note 22.1).

The Group has entered into a five year interest rate swap to swap the interest on the issued debt instrument from fixed to floating rate. The interest rate swap contract has been assessed as an effective fair value hedge and the fair value movement of £3.4m during 2007 (2006: £nil) has been included in the consolidated income statement. The amortised cost of the issued debt instrument has been adjusted by £4.0m (2006: £nil), relating to the change in the fair value of the issued debt resulting from changes in risks hedged by the interest rate swap. This adjustment has also been taken to the consolidated income statement. The difference in these fair values of £0.6m is recognised as a credit in the consolidated income statement.

| | Group | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | 2006 | | |
| | Notional amount | Assets | Liabilities | Notional amount | Assets | Liabilities |
| Fair value hedges | £m | £m | £m | £m | £m | £m |
| Forward exchange contracts at fair value | 106.0 | - | 4.5 | 58.9 | 0.2 | - |
| Interest rate swap contracts at fair value | 175.0 | 3.4 | - | - | - | - |

## 17. Debt instrument in issue

| | Group and Company | | | |
|---|---|---|---|---|
| | 2007 | 2007 | 2006 | 2006 |
| | Carrying value | Fair value | Carrying value | Fair value |
| | £m | £m | £m | £m |
| Debt instrument in issue | 178.0 | 173.4 | - | - |

On 2 May 2007, the Group issued five year senior, unrated, Fixed Rate Notes of £175m listed on the London Stock Exchange. This debt instrument is unsecured and is repayable in full on 2 May 2012. The debt bears interest at a fixed rate of 6.5% per annum payable every six months at a nominal value of £5.7m. The Group has swapped the fixed income rate into a variable rate to match the rates earned on its cash balances. The debt is carried at amortised cost using the effective interest rate method (£174m) adjusted to reflect the change in fair value attributable to the risks being hedged by the interest rate swap (£4m). The fair value of the debt instrument at the balance sheet date is £173.4m.

## 18. Borrowings

| | Company | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| *Non-current:* | | |
| Loans from subsidiaries | 422.0 | 970.3 |

The loans from subsidiaries of £422m shown above attract annual interest at a flat rate linked to LIBOR (three to six months). £6.6m of the 2006 balance of £970.3m was interest free.

**Notes to the financial statements – Group and Company (continued)**

## 19. Trade and other receivables

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | £m | £m | £m | £m |
| Amounts owed by subsidiaries | - | - | 228.6 | 223.2 |
| OEIC and unit trust debtors | 26.6 | 82.2 | - | - |
| Derivative financial instruments | 3.4 | 0.2 | 3.4 | - |
| Accrued income | 51.2 | 54.8 | 1.4 | 0.4 |
| Other debtors | 11.1 | 14.0 | - | - |
| Prepayments | 4.8 | 5.2 | - | - |
| | 97.1 | 156.4 | 233.4 | 223.6 |

## 20. Plant and equipment

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| **Cost** | | |
| **At 1 January** | 40.4 | 39.9 |
| Additions | 1.6 | 1.1 |
| Disposals | (1.0) | (0.6) |
| **At 31 December** | 41.0 | 40.4 |
| | | |
| **Depreciation** | | |
| **At 1 January** | 33.8 | 31.6 |
| Charge for the year | 2.5 | 2.8 |
| Disposals | (1.0) | (0.6) |
| **At 31 December** | 35.3 | 33.8 |
| | | |
| **Net book value at 31 December** | 5.7 | 6.6 |

Included in cost as at 31 December 2007 were fully depreciated assets amounting to £25.1m (2006: 24.3m).

## 21. Share capital

### 21.1 Share capital authorised

| | Group and Company | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| 1,949,910,776 ordinary shares of 12.5 pence each (2006: 2,437,388,471 ordinary shares of 10 pence each) | 243.7 | 243.7 |

## Notes to the financial statements – Group and Company (continued)
## 21. Share capital (continued)

### 21.2 Share capital allotted

Allotted, called up and fully paid equity shares:

| | Group and Company | | |
|---|---|---|---|
| | 10 pence ordinary shares | 12.5 pence ordinary shares | |
| | no. | no. | £m |
| Shares in issue at 1 January 2006 | 1,154,513,303 | - | 115.5 |
| Capital reduction | (254,208,108) | - | (25.4) |
| Issue of shares for SAYE | 1,275,451 | - | 0.1 |
| Issue of shares for SIP (BAYE) | 424,094 | - | - |
| Other shares issued in the year | 91 | - | - |
| Shares in issue at 31 December 2006 | 902,004,831 | - | 90.2 |
| Issue of shares for SAYE | 3,373,947 | - | 0.4 |
| Issue of shares for BAYE | 213,362 | 30,861 | - |
| Share consolidation | (905,592,140) | 724,473,712 | - |
| Shares in issue at 31 December 2007 | - | 724,504,573 | 90.6 |

Ordinary shares in issue in the Company rank pari passu. All of the ordinary shares in issue carry the same right to receive dividends and other distributions declared, made or paid by the Company.

Following approval of a share consolidation by the shareholders at an Extraordinary General Meeting on 9 October 2007, ordinary shares of 10 pence each were replaced with new ordinary shares of 12.5 pence each. On the record date of 19 October 2007, 905,592,140 ordinary shares of 10 pence each were replaced with 724,473,712 new ordinary shares of 12.5 pence each.

During 2007, the Company issued 3,373,947 (2006: 1,275,451) shares of 10 pence each comprising 3,018,982 (2006: nil) shares on the vesting of SAYE 2004 in April 2007 for a consideration of £1,255,897 (2006: £nil) and 354,965 (2006: 1,275,451) shares to approved leavers for a consideration of £152,940. During 2007, the Company also issued 213,362 (2006: 424,094) shares of 10 pence each to the Employee Benefit Trust administering the BAYE for an aggregate consideration of £316,523 (2006: £355,402), together with 30,861 new ordinary shares of 12.5 pence each for a total consideration of £43,360.

## Notes to the financial statements – Group and Company (continued)

# 22. Reserves

## 22.1 Group

| | Share premium | Treasury shares | Own shares reserve | Translation reserve | Revaluation reserve | Profit and loss account | Minority interests |
|---|---|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m | £m | £m |
| At 1 January 2006 | 367.2 | - | (4.1) | (3.4) | (3.0) | 174.9 | - |
| Exchange differences on translation of foreign operations | - | - | - | (0.6) | - | - | - |
| Translation reserve transfer on sale of available-for-sale financial assets | - | - | - | 0.4 | - | - | - |
| (Losses)/gains on revaluation of available-for-sale financial assets | - | - | - | (2.4) | 32.9 | - | - |
| Translation reserve transfer relating to effectively hedged exchange losses | - | - | - | 1.2 | - | - | - |
| Actuarial losses on defined benefit pension schemes | - | - | - | - | - | (4.7) | - |
| Tax on items taken directly to equity | - | - | - | - | - | 1.4 | - |
| Net profit after tax | - | - | - | - | - | 61.1 | 0.1 |
| Dividends paid to equity shareholders | - | - | - | - | - | (26.2) | - |
| Purchase of own shares | - | (2.4) | (28.8) | - | - | - | - |
| Return of cash to shareholders | (174.2) | 0.5 | - | - | - | - | - |
| Issue of shares for SAYE | 0.4 | - | - | - | - | - | - |
| Issue of shares for SIP (BAYE) | 0.3 | - | - | - | - | (0.3) | - |
| Transfer of reserve | - | - | 3.0 | - | - | (3.0) | - |
| Movement in equity-settled share scheme expenses | - | - | - | - | - | 15.1 | - |
| Other movements | - | - | - | - | - | 0.3 | - |
| At 31 December 2006 | 193.7 | (1.9) | (29.9) | (4.8) | 29.9 | 218.6 | 0.1 |
| Exchange differences on translation of foreign operations | - | - | - | 1.5 | - | - | - |
| Translation reserve transfer on sale of available-for-sale financial assets | - | - | - | 0.8 | - | - | - |
| Revaluation reserve transfer on sale of available-for-sale financial assets | - | - | - | - | (28.6) | - | - |
| Gains/(losses) on revaluation of available-for-sale financial assets | - | - | - | 0.7 | (17.6) | 7.1 | - |
| Losses from fair value hedges | - | - | - | - | - | (7.1) | - |
| Actuarial gains on defined benefit pension schemes | - | - | - | - | - | 34.7 | - |
| Tax charge on items taken directly to equity | - | - | - | - | - | (11.5) | - |
| Net profit after tax | - | - | - | - | - | 132.1 | 0.1 |
| Dividends paid to equity shareholders | - | - | - | - | - | (264.8) | - |
| Purchase of own shares | - | (6.7) | (87.1) | - | - | - | - |
| Dividend waived (refer to note 12) | - | - | 20.5 | - | - | (20.5) | - |
| Costs of share consolidation | (0.4) | - | - | - | - | - | - |
| Vesting of share schemes | - | - | 12.9 | - | - | (12.9) | - |
| Issue of shares for SAYE | 1.0 | - | - | - | - | - | - |
| Issue of shares for BAYE | 0.3 | - | - | - | - | (0.3) | - |
| Transfer of reserve | - | 1.9 | (1.9) | - | - | - | - |
| Movement in equity-settled share scheme expenses | - | - | - | - | - | 23.6 | - |
| At 31 December 2007 | 194.6 | (6.7) | (85.5) | (1.8) | (16.3) | 99.0 | 0.2 |

## Notes to the financial statements – Group and Company (continued)
## 22. Reserves (continued)

### 22.2 Company

| | Share premium £m | Treasury shares £m | Own shares held £m | Profit and loss account £m |
|---|---|---|---|---|
| At 1 January 2006 | 367.2 | - | - | 332.1 |
| Purchase of own shares | - | (2.4) | (28.8) | - |
| Transfer of own shares from subsidiary company | - | - | (4.1) | 1.5 |
| Return of cash to shareholders | (174.2) | 0.5 | - | - |
| Issue of shares for SAYE | 0.4 | - | - | - |
| Issue of shares for SIP (BAYE) | 0.3 | - | - | (0.3) |
| Transfer of shares | - | - | 3.0 | (3.0) |
| Movement in equity-settled share scheme expenses | - | - | - | 15.1 |
| Net profit after tax | - | - | - | 100.7 |
| Dividends paid to equity holders | - | - | - | (26.2) |
| Actuarial losses on defined benefit pension scheme | - | - | - | (7.6) |
| Tax credit on items taken directly to equity | - | - | - | 2.3 |
| At 31 December 2006 | 193.7 | (1.9) | (29.9) | 414.6 |
| Purchase of own shares | - | (6.7) | (87.1) | - |
| Transfer of dividend waived | - | | 20.5 | (20.5) |
| Costs of share consolidation | (0.4) | - | - | - |
| Vesting of share schemes | - | - | 12.9 | (12.9) |
| Issue of shares for BAYE | 0.3 | - | - | (0.3) |
| Issue of shares for SAYE | 1.0 | - | - | - |
| Transfer of reserve | - | 1.9 | (1.9) | - |
| Movement in equity-settled share scheme expenses | - | - | - | 23.6 |
| Net profit after tax | - | - | - | 21.5 |
| Dividends paid to equity shareholders | - | - | - | (264.8) |
| Actuarial gains on defined benefit pension scheme | - | - | - | 33.9 |
| Tax charge on items taken directly to equity | - | - | - | (9.6) |
| At 31 December 2007 | 194.6 | (6.7) | (85.5) | 185.5 |

### Group and Company

Share premium records the difference between the nominal value of shares issued and the full value of the consideration received. The use of this reserve is governed by the Companies Act 1985. The deduction for return of cash to shareholders in 2006 comprises the difference between the agreed cancellation price of 78 pence per share and the nominal share value of 10 pence per share, and includes £1.3m of related costs (refer to note 21).

Treasury shares represent shares purchased to satisfy future vesting requirements of various employee share-based payment schemes. During the year, 5,000,000 shares were purchased for a consideration of £6.7m.

Own shares held reserve includes 48,036,187 (2006: 24,822,098) shares owned by Henderson Group plc Employee Trust 2000 and 17,370,378 (2006: 7,345,370) shares owned by Henderson Group plc Employee Trust 2004 at 31 December 2007. The combined shareholdings had a cost of £85.5m (2006: £29.9m) and a market value of £82.6m (2006: £44.4m) as at 31 December 2007 and constituted 9.0% (2006: 3.6%) of the Company's allotted share capital as at that date.

The Henderson Group plc Employee Trust 2004, BAYE and Henderson Employee Share Trust 2000 are used by the Group and the Company to operate the LTIP, SIP and DEP share-based payment schemes respectively. Shares are distributed to employees as and when they vest, in line with the terms of each scheme, under the administration of Computershare Trustees Limited, ExcellerateHRO and Ogier Trustees Limited (Jersey) respectively, who act as trustees.

Following the vesting of shares under the share-based compensation plans, a transfer is made between the own shares held reserve and the profit and loss account as equity settled share scheme expenses. This treatment is consistent in both the Group and the Company financial statements.

**Notes to the financial statements – Group and Company (continued)**
**22. Reserves (continued)**

**Group**

The translation reserve comprises differences on exchange arising from the translation of opening balance sheets of subsidiaries whose reporting currency is not pounds sterling and differences between the results of these subsidiaries translated at average rates for the reporting period and period end rates. The translation reserve also includes unrealised foreign exchange gains and losses on available-for-sale financial assets.

The revaluation reserve comprises the amount of any gain or loss recognised directly in equity in relation to available-for-sale financial assets.

Upon disposal of these assets, amounts previously recognised in the translation or revaluation reserves are reversed out and the full amount of the gain or loss is taken to the profit and loss account.

## 23. Reconciliation of movement in equity

### 23.1 Group

| | 2007<br>£m | 2006<br>£m |
|---|---|---|
| Equity at 1 January | **495.9** | 647.1 |
| Total recognised income and expense attributable to equity holders of the parent | **112.1** | 89.3 |
| Dividends paid to equity holders | **(264.8)** | (26.2) |
| Return of cash to shareholders | **-** | (199.6) |
| Purchase of own shares | **(87.1)** | (28.8) |
| Purchase of treasury shares | **(6.7)** | (1.9) |
| Issue of shares for the SAYE | **1.4** | 0.5 |
| Costs of share consolidation | **(0.4)** | - |
| Movement in equity-settled share scheme expenses | **23.6** | 15.1 |
| Other movements | **-** | 0.3 |
| Movement in minority interests | **0.1** | 0.1 |
| **Equity at 31 December** | **274.1** | 495.9 |

### 23.2 Company

| | 2007<br>£m | 2006<br>£m |
|---|---|---|
| Equity at 1 January | **666.7** | 814.8 |
| Total recognised income and expense | **45.8** | 95.4 |
| Costs of share consolidation | **(0.4)** | - |
| Dividends paid to equity holders | **(264.8)** | (26.2) |
| Return of cash to shareholders | **-** | (199.6) |
| Movement in equity-settled share scheme expenses | **23.6** | 15.1 |
| Purchase of own shares | **(87.1)** | (28.8) |
| Purchase of treasury shares | **(6.7)** | (1.9) |
| Transfer of own shares from a subsidiary company | **-** | (2.6) |
| Issue of shares for the SAYE | **1.4** | 0.5 |
| **Equity at 31 December** | **378.5** | 666.7 |

**Notes to the financial statements – Group and Company (continued)**

## 24. Deferred taxation

Deferred tax assets and liabilities are attributable to the following items:

**Group**

| Deferred tax assets/(liabilities) | Provisions | Accelerated depreciation | Total |
|---|---|---|---|
| | £m | £m | £m |
| At 1 January 2006 | 11.8 | 1.0 | 12.8 |
| Charged to the consolidated income statement | (0.8) | (0.2) | (1.0) |
| Credited to equity through the SORIE | 1.4 | - | 1.4 |
| At 31 December 2006 | 12.4 | 0.8 | 13.2 |
| Charged to the consolidated income statement | (10.6) | - | (10.6) |
| Charged to equity through the SORIE | (11.5) | - | (11.5) |
| **At 31 December 2007** | (9.7) | 0.8 | (8.9) |

**Company**

| Deferred tax assets/(liabilities) | Provisions |
|---|---|
| | £m |
| At 1 January 2006 | - |
| Charged to the SORIE | 2.3 |
| At 31 December 2006 | 2.3 |
| Charged to the income statement | (9.4) |
| Charged to equity through the SORIE | (9.6) |
| At 31 December 2007 | (16.7) |

Deferred tax (payables)/receivables to be (paid)/received:

| | Group | Company |
|---|---|---|
| | £m | £m |
| **At 31 December 2007** | | |
| Amounts to be paid in less than 12 months | (1.4) | - |
| Amounts to be paid in more than 12 months | (7.5) | (16.7) |
| | (8.9) | (16.7) |
| **At 31 December 2006** | | |
| Amounts to be recovered in less than 12 months | 3.9 | - |
| Amounts to be recovered in more than 12 months | 9.3 | 2.3 |
| | 13.2 | 2.3 |

Deferred tax assets are recognised only to the extent that the realisation of the related tax benefit is probable. Deferred tax balances have also been restated to take into account the change in the corporate income tax rate from 30% to 28% with effect from 1 April 2008.

**Group**

Deferred tax assets of £3m (2006: £10m) in respect of trading losses and £3m (2006: £6m) in respect of provisions and other temporary differences have not been recognised. These tax losses have no statutory expiry dates.

There was no deferred tax liability in respect of unremitted profits of foreign subsidiaries (2006: £nil).

**Company**

Deferred tax assets of £3m (2006: £6m) in respect of trading losses and £3m (2006: £4m) in respect of capital losses have not been recognised. These tax losses have no statutory expiry dates.

**Notes to the financial statements – Group and Company (continued)**

## 25. Trade and other payables

| | Group | | Company | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| | **£m** | **£m** | **£m** | **£m** |
| Amounts owed to subsidiaries | **-** | - | **1,193.5** | 1,141.4 |
| OEIC and unit trust creditors | **46.5** | 82.7 | **-** | - |
| Derivative financial instruments | **4.5** | - | **0.2** | - |
| Other creditors | **20.3** | 29.7 | **3.9** | 9.9 |
| Accruals | **132.0** | 119.7 | **12.2** | 7.9 |
| | **203.3** | 232.1 | **1,209.8** | 1,159.2 |

At 31 December 2007 and 31 December 2006, all Group and Company trade and other payables related to amounts to be settled within 12 months.

## 26. Provisions

### 26.1 Group

| | Restructure | Leasehold properties | Product mis-selling | Staff related | Other | Total |
|---|---|---|---|---|---|---|
| | £m | £m | £m | £m | £m | £m |
| **At 1 January 2006** | 4.6 | 7.2 | 40.3 | 0.8 | 13.6 | 66.5 |
| Additions | 6.1 | 2.6 | 1.4 | - | 3.6 | 13.7 |
| Provisions utilised | (3.9) | (3.1) | (25.7) | - | (1.1) | (33.8) |
| Provisions released | (0.3) | (1.1) | - | - | (2.7) | (4.1) |
| **At 31 December 2006** | 6.5 | 5.6 | 16.0 | 0.8 | 13.4 | 42.3 |
| Additions | - | - | - | 0.3 | 3.2 | 3.5 |
| Provisions utilised | (6.2) | (2.3) | (4.2) | - | - | (12.7) |
| Provisions released | - | - | (0.6) | - | (0.4) | (1.0) |
| **At 31 December 2007** | 0.3 | 3.3 | 11.2 | 1.1 | 16.2 | 32.1 |

The remaining balance on the restructure provision of £0.3m is in respect of costs related to the business restructure that took place in November 2006. This will be utilised in 2008.

The leasehold properties provision was raised for the excess of lease rentals and other payments on properties that are currently vacant, or expected to become vacant, over the amounts to be recovered from subletting these properties. The balance is expected to be utilised over the next one to two year(s).

The product mis-selling provision includes a balance of £10.7m (2006: £14.9m) relating to possible claims arising from alleged inappropriate advice given to certain Towry Law International customers. The matters relating to this provision are expected to be settled within the next three years. Further information is disclosed in note 35.

The staff related provision includes £0.9m (2006: £0.7m) for long-term staff medical benefits, expected to be paid over the next ten years.

The additions to other provisions during the year of £3.2m are in respect of potential national insurance claims of £3.1m and potential VAT rebates to investment trust clients of £0.1m. During 2007, the European Court of Justice found in favour of the tax payer on the principle of exemption of investment trust management fees from VAT. This decision was subsequently accepted by the UK tax authorities and we now expect to reimburse our investment trust clients with VAT previously paid by them in the next 12 months or so. A balance sheet provision of £2.3m will be utilised for this purpose. Other provisions include £8.0m (2006: £8.0m) for obligations in relation to the disposal of Cogent Investment Operations by the Group in 2002. These obligations are expected to crystallise in June 2008.

## Notes to the financial statements – Group and Company (continued)

### 26. Provisions (continued)

### 26.2 Company

| | Product mis-selling £m |
|---|---|
| **At 1 January 2006** | 15.0 |
| Provision utilised | (0.1) |
| **At 31 December 2006** | 14.9 |
| Provision utilised | (4.2) |
| **At 31 December 2007** | 10.7 |

The product mis-selling provision held by the Company is commented on under Group provisions (see note 26.1).

## 27. Leases

**Operating leases**

The Group has entered into certain property leases. The leases have no escalation clauses or renewal or purchase options and no restrictions imposed on them.

The obligations under these non-cancellable operating leases fall due as follows:

| | 2007 £m | 2006 £m |
|---|---|---|
| Within one year | **8.4** | 9.8 |
| In the second to fifth years inclusive | **25.2** | 33.6 |
| Total | **33.6** | 43.4 |

The total future minimum sublease payments expected to be received under non-cancellable subleases within one year at the balance sheet date were £1.1m (2006: £1.1m).

Contingent rent recognised as an expense during the year was £nil (2006: £nil).

There are no operating leases held by the Company (2006: nil).

## 28. Capital commitments

The Group and Company have no capital commitments for settlement after 31 December 2007 (2006: nil).

**Notes to the financial statements – Group and Company (continued)**

## 29. Notes to the cash flow statement

### 29.1 Group changes in operating assets and liabilities

| | 2007 £m | 2006 £m |
|---|---|---|
| (Increase)/decrease in holdings in OEICs/unit trusts | (0.4) | 0.3 |
| Increase in deferred acquisition and commission costs | (26.3) | (19.5) |
| (Increase)/decrease in other assets | 49.9 | (60.7) |
| Increase in net assets of discontinued operations up to date of sale | - | (0.3) |
| Increase in deferred income | 23.6 | 23.6 |
| (Decrease)/increase in provisions and other liabilities | (47.6) | 44.2 |
| **Changes in operating assets and liabilities** | (0.8) | (12.4) |

### 29.2 Group cash and cash equivalents

Cash and cash equivalents consist of cash in hand, cash at bank and short-term investments with financial institutions with original maturity periods of three months or less.

Included within cash and cash equivalents as at 31 December 2007 is £10.1m (2006: £19.1m) held in escrow, representing obligations to the Pearl Pension Scheme under the Life Services sale and purchase agreement signed in December 2004.

Cash and cash equivalents included in the consolidated cash flow statement comprise the following consolidated balance sheet amounts:

| | 2007 £m | 2006 £m |
|---|---|---|
| Cash at bank and in hand | 79.5 | 186.7 |
| Cash equivalents | 168.5 | 122.4 |
| | 248.0 | 309.1 |

Which are recognised in the consolidated balance sheet as:

| | 2007 £m | 2006 £m |
|---|---|---|
| Cash and cash equivalents | 248.0 | 309.1 |

### 29.3 Company cash and cash equivalents

Cash and cash equivalents included in the Company cash flow statement comprise the following Company balance sheet amounts:

| | 2007 £m | 2006 £m |
|---|---|---|
| Cash at bank and in hand | 3.1 | 48.1 |
| Cash equivalents | 15.3 | 62.0 |
| | 18.4 | 110.1 |

Notes to the financial statements – Group and Company (continued)

## 30. Retirement benefits

### Retirement benefit assets recognised in the balance sheet

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Notes | 2007 | 2006 | 2007 | 2006 |
| | | £m | £m | £m | £m |
| Henderson Group Pension Scheme | 30.1 | 62.3 | - | 62.3 | - |

### Retirement benefit obligations recognised in the balance sheet

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Notes | 2007 | 2006 | 2007 | 2006 |
| | | £m | £m | £m | £m |
| Henderson Group Pension Scheme | 30.1 | - | 5.0 | - | 5.0 |
| Henderson Group unapproved pension schemes | 30.2 | 5.2 | 5.4 | - | - |
| | | 5.2 | 10.4 | - | 5.0 |

### Pension expense recognised in the income statement

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Notes | 2007 | 2006 | 2007 | 2006 |
| | | £m | £m | £m | £m |
| Henderson Group Pension Scheme | 30.1 | (8.8) | 3.9 | (8.8) | - |
| Money Purchase Scheme | | 4.6 | 4.4 | 4.6 | - |
| Henderson Group unapproved pension schemes | 30.2 | 0.6 | 0.6 | - | - |
| Past service credit included as non-recurring item | 7 | 8.7 | - | 8.7 | - |
| | | 5.1 | 8.9 | 4.5 | - |

### Amounts recognised in the statement of recognised income and expense

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Notes | 2007 | 2006 | 2007 | 2006 |
| | | £m | £m | £m | £m |
| Henderson Group Pension Scheme | 30.1 | (33.9) | 5.2 | (33.9) | 7.6 |
| Henderson Group unapproved pension schemes | 30.2 | (0.8) | (0.5) | - | - |
| Actuarial (gains)/losses recognised in the SORIE | | (34.7) | 4.7 | (33.9) | 7.6 |

### 30.1 Henderson Group Pension Scheme – Final Salary Scheme

As at 31 December 2007, the Group operated one approved pension scheme, the Henderson Group Pension Scheme (the Scheme), for its employees. The Scheme is funded by payment of contributions to a separately administered trust fund. The Scheme's appointed investment managers are Henderson Global Investors Limited, Fidelity Investments Life Assurance Limited, Legal & General Assurance and Standard Life Investments Limited. The Scheme is subject to regular valuations by an independent qualified actuary, Watson Wyatt LLP.

The assumptions used for the 2007 and 2006 IAS 19 Employee Benefits disclosures have been based on the full valuation of the Scheme at 31 December 2005, updated by Watson Wyatt LLP in order to assess the assets and liabilities of the Scheme at 31 December 2007 and 31 December 2006 respectively. The Scheme assets are stated at their fair value at 31 December 2007 and 31 December 2006.

Following the renewal of the Scheme's Statement of Funding Principles with Henderson Group plc on 14 December 2006, the net liability in the retirement benefit obligation at that date was transferred from its previous sponsor (Henderson Administration Limited) to the Company. Accordingly, the actuarial loss in the Company's statement of recognised income and expense in 2006 of £7.6m reflects movements in the Scheme's obligation subsequent to its transfer date.

## Notes to the financial statements – Group and Company (continued)
## 30. Retirement benefits (continued)
## 30.1 Henderson Group Pension Scheme – Final Salary Scheme (continued)

### Reconciliation of present value of defined benefit obligations

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| At 1 January | 311.8 | 296.2 | 311.8 | - |
| Current service cost | 3.8 | 5.9 | 3.8 | - |
| Interest cost | 15.7 | 13.8 | 15.7 | - |
| Employee contributions | - | 0.1 | - | - |
| Past service cost | - | 0.3 | - | - |
| One-off past service credit | (8.7) | - | (8.7) | - |
| Defined benefit obligations transferred from subsidiary | - | - | - | 302.0 |
| Actuarial (gains)/losses | (32.7) | 1.5 | (32.7) | 9.8 |
| Actual benefit payments | (7.7) | (6.0) | (7.7) | - |
| Gains on curtailments | 0.2 | - | 0.2 | - |
| **At 31 December** | 282.4 | 311.8 | 282.4 | 311.8 |

### Reconciliation of the fair value of defined benefit scheme assets

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| At 1 January | 306.8 | 256.1 | 306.8 | - |
| Expected return on Scheme assets | 19.8 | 16.1 | 19.8 | - |
| Defined benefit scheme assets transferred from subsidiary | - | - | - | 304.6 |
| Actuarial gains/(losses) | 1.2 | (3.7) | 1.2 | 2.2 |
| Company contributions | 24.6 | 44.2 | 24.6 | - |
| Employee contributions | - | 0.1 | - | - |
| Actual benefit payments | (7.7) | (6.0) | (7.7) | - |
| **At 31 December** | 344.7 | 306.8 | 344.7 | 306.8 |

The Group contributions of £24.6m (2006: £44.2m) include a special contribution of £20.0m (2006: £40.0m) paid to the Scheme to reduce the defined benefit liability.

### Reconciliation of defined benefit (asset)/liability

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Present value of defined benefit obligations | 282.4 | 311.8 | 282.4 | 311.8 |
| Fair value of Scheme assets | (344.7) | (306.8) | (344.7) | (306.8) |
| **Net (asset)/liability at 31 December** | (62.3) | 5.0 | (62.3) | 5.0 |

### Pension (income)/expense recognised in income statement

| | Notes | Group | | Company | |
|---|---|---|---|---|---|
| | | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Current service cost | | 3.8 | 5.9 | 3.8 | - |
| Interest cost | | 15.7 | 13.8 | 15.7 | - |
| Expected return on Scheme assets | | (19.8) | (16.1) | (19.8) | - |
| Past service cost | | - | 0.3 | - | - |
| One-off pension service credit | 7 | (8.7) | - | (8.7) | - |
| Gains on curtailments | | 0.2 | - | 0.2 | - |
| **Total pension (income)/expense** | | (8.8) | 3.9 | (8.8) | - |

## Notes to the financial statements – Group and Company (continued)

## 30. Retirement benefits (continued)

## 30.1 Henderson Group Pension Scheme – Final Salary Scheme (continued)

**Amounts recognised in the consolidated statement of recognised income and expense**

| | Group 2007 £m | 2006 £m | Company 2007 £m | 2006 £m |
|---|---|---|---|---|
| At 1 January | 21.7 | 16.5 | 7.6 | - |
| Actuarial (gains)/losses recognised in the SORIE | (33.9) | 5.2 | (33.9) | 7.6 |
| **At 31 December** | (12.2) | 21.7 | (26.3) | 7.6 |

**Movements in net (asset)/liability recognised in balance sheet**

| | Group 2007 £m | 2006 £m | Company 2007 £m | 2006 £m |
|---|---|---|---|---|
| At 1 January | 5.0 | 40.1 | 5.0 | - |
| (Income)/expense recognised in the income statement | (8.8) | 3.9 | (8.8) | - |
| Contributions paid | (24.6) | (44.2) | (24.6) | - |
| Net retirement benefit asset transferred from subsidiary | - | - | - | (2.6) |
| Actuarial (gains)/losses recognised in the SORIE | (33.9) | 5.2 | (33.9) | 7.6 |
| **At 31 December** | (62.3) | 5.0 | (62.3) | 5.0 |

The sale of Towry Law UK Group was completed on 3 May 2006. As a result of the sale, active members of Towry Law UK Group have been treated as having left service as at that date and are included as deferred pensioners.

**Scheme assets**

The major categories of assets in the final salary section of the Scheme as a percentage of total assets in the final salary section of the Scheme were as follows:

| | Group and Company | |
|---|---|---|
| | 2007 % | 2006 % |
| Equities | 32 | 47 |
| Bonds | 66 | 39 |
| Cash | 2 | 14 |
| **Total** | 100 | 100 |

**Fair value of the Scheme assets – final salary section**

| | Group and Company | | | |
|---|---|---|---|---|
| | Market value | | Expected rate of return | |
| **Final salary section** | 2007 £m | 2006 £m | 2007 % | 2006 % |
| Equities | 110.3 | 145.7 | 8.4 | 8.2 |
| Bonds | 226.2 | 117.7 | 4.8 | 4.6 |
| Cash | 8.2 | 43.4 | 5.4 | 5.0 |
| **Total** | 344.7 | 306.8 | 6.0 | 6.4 |

The Scheme does not hold any investments in employer related companies.

The overall expected return on assets assumption is derived from the weighted average of the expected returns from each of the main asset classes. The expected return on assets is based on long-term expectations as at 31 December 2007. The expected return on bonds has been set by reference to market redemption yields as at the measurement date. The returns for the equity and cash asset classes have been based on the Group's realistic expectations of investment returns over the longer term.

## Notes to the financial statements – Group and Company (continued)
## 30. Retirement benefits (continued)
## 30.1 Henderson Group Pension Scheme – Final Salary Scheme (continued)

### Actual return on Scheme assets

| | Group and Company | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| Actual return on Scheme assets | 21.0 | 12.4 |

### Principal actuarial assumptions

#### (a) Financial assumptions

| | Group and Company | |
|---|---|---|
| | 2007 | 2006 |
| | % per annum | % per annum |
| Discount rate | 5.8 | 5.1 |
| Expected rate of return on Scheme assets | 6.0 | 6.4 |
| Salary increases | 2.5 | 4.6 |
| Pension increases: | | |
| - where guarantee is Retail Price Indexation capped at 5% per annum | 3.5 | 3.1 |
| - where guarantee is Retail Price Indexation capped at 2.5% per annum | 2.5 | 2.5 |
| - where guarantee is fixed | At fixed rate | At fixed rate |
| Inflation | 3.5 | 3.1 |

#### (b) Demographic assumptions

The demographic assumptions used are those underlying the formal actuarial valuation of the Scheme as at 31 December 2005. Post-retirement mortality was assumed to follow the standard tables PMA/PFA92 (C = 2020) with an allowance for future mortality improvements in line with "medium cohort" effects. The table below demonstrates the changes in implied life expectancies as at 31 December 2005 using the afore-mentioned mortality tables:

| | Group and Company | |
|---|---|---|
| | Male | Female |
| | no. of years | no. of years |
| Life expectancy for a member who is currently 60 | 26.5 | 29.5 |
| Life expectancy at 60 for a member who is currently 45 | 27.5 | 30.5 |

#### (c) Historical amounts

| | Group and Company | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| | £m | £m | £m |
| Defined benefit obligations | (282.4) | (311.8) | (296.2) |
| Scheme assets | 344.7 | 306.8 | 256.1 |
| Surplus/(deficit) in the Scheme | 62.3 | (5.0) | (40.1) |
| For period to balance sheet: | | | |
| Experience (losses)/gains on Scheme liabilities | (0.5) | 8.5 | (31.6) |
| Experience gains/(losses) on Scheme assets | 1.2 | (3.7) | 18.9 |

### Employer contributions

The Group expects to contribute £28.9m to the Scheme for the year to 31 December 2008, comprising £20.0m as a special contribution and £8.9m in respect of regular contributions.

**Notes to the financial statements – Group and Company (continued)**
**30. Retirement benefits (continued)**

**30.2 Henderson Group unapproved pension schemes**

The Group operates a number of unapproved pension schemes, the details of which are provided below:

The Pearl Executive Scheme. Members of this scheme are also members of the Henderson Group Pension Scheme. However, pensionable earnings under the Henderson Group Pension Scheme are limited to 1/60$^{th}$ for each year of service and the earnings cap. The Pearl Executive Scheme provides benefits at 1/30$^{th}$ for each year of service with a maximum of two thirds of salary after 20 years' service based on pensionable earnings above the earnings cap, on an unfunded basis.

The Henderson Top Up Scheme. Members of this scheme are also members of the Henderson Group Pension Scheme. However, pensionable earnings under the Henderson Group Pension Scheme are limited to the earnings cap, and the Henderson Top Up Scheme enables benefits to be based on pensionable earnings without restriction by the earnings cap. These additional uncapped benefits are generally provided for on an unfunded basis. However, some members of the Henderson Top Up Scheme also have benefits within a separately administered trust fund (the Henderson Pension Trust), which is a funded arrangement.

There is an unfunded liability in respect of one member, to whom the Company has made a contractual promise to pay a fixed pension from age 60.

**Reconciliation of present value of defined benefit obligations**

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| At 1 January | 5.5 | 5.7 |
| Current service cost | 0.3 | 0.3 |
| Interest cost | 0.3 | 0.3 |
| Actuarial gains | (0.8) | (0.5) |
| Actual benefit payments | (0.1) | (0.3) |
| **At 31 December** | 5.2 | 5.5 |

The defined benefit obligations at 31 December are split as follows:

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| Pearl Executive Scheme (wholly unfunded) | 4.0 | 4.0 |
| Henderson Top Up Scheme (partly funded) | 0.9 | 1.2 |
| Individual contractual promise (wholly unfunded) | 0.3 | 0.3 |
| **Total** | 5.2 | 5.5 |

**Reconciliation of the fair value of defined benefit scheme assets**

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| At 1 January | 0.1 | 0.2 |
| Actual benefit payments | (0.1) | (0.1) |
| **At 31 December** | - | 0.1 |

## Notes to the financial statements – Group and Company (continued)
## 30. Retirement benefits (continued)
## 30.2 Henderson Group unapproved pension schemes (continued)

### Reconciliation of defined benefit liability

| | Group | |
|---|---|---|
| | 2007 £m | 2006 £m |
| Present value of defined benefit obligations | 5.2 | 5.5 |
| Fair value of scheme assets | - | (0.1) |
| **Net liability** | 5.2 | 5.4 |

### Pension expense the recognised in consolidated income statement

| | Group | |
|---|---|---|
| | 2007 £m | 2006 £m |
| Current service cost | 0.3 | 0.3 |
| Interest cost | 0.3 | 0.3 |
| **Total pension expense** | 0.6 | 0.6 |

### Amounts recognised in the consolidated statement of recognised income and expense

| | Group | |
|---|---|---|
| | 2007 £m | 2006 £m |
| At 1 January | (1.1) | (0.6) |
| Actuarial gains | (0.8) | (0.5) |
| **At 31 December** | (1.9) | (1.1) |

### Movements in net liability recognised in the consolidated balance sheet

| | Group | |
|---|---|---|
| | 2007 £m | 2006 £m |
| At 1 January | 5.4 | 5.5 |
| Expense recognised in the income statement | 0.6 | 0.6 |
| Actual benefit payments from outside scheme assets | - | (0.2) |
| Actuarial gains recognised in the SORIE | (0.8) | (0.5) |
| **At 31 December** | 5.2 | 5.4 |

### Scheme assets

There are no holdings in any investments in employer related companies.

### Principal actuarial assumptions

#### (a) Financial assumptions

| | 2007 % per annum | 2006 % per annum |
|---|---|---|
| Discount rate | 5.8 | 5.1 |
| Expected rate of return on scheme assets | 8.4 | 8.2 |
| Salary increases | 5.0 | 4.6 |
| Pension increases: | | |
| - where guarantee is LPI | 3.5 | 3.1 |
| - where guarantee is fixed | At fixed rate | At fixed rate |
| Inflation | 3.5 | 3.1 |

## Notes to the financial statements – Group and Company (continued)
## 30. Retirement benefits (continued)
## 30.2 Henderson Group unapproved pension schemes (continued)

### (b) Demographic assumptions
The demographic assumptions used are those for the formal actuarial valuation of the schemes as at 31 December 2005. Post-retirement mortality was assumed to follow the standard tables PMA/PFA92 (C = 2020) with an allowance for future mortality improvements in line with medium cohort projections.

The table below demonstrates the changes in implied life expectancies as at 31 December 2005 using the afore-mentioned mortality tables:

| | Male no. of years | Female no. of years |
|---|---|---|
| Life expectancy for a member who is currently 60 | 26.5 | 29.5 |
| Life expectancy at 60 for a member who is currently 45 | 27.5 | 30.5 |

### Employer contributions

The Group does not expect to contribute to the unapproved pension arrangements for the year to 31 December 2008.

## 31. Subsidiaries and associates

### 31.1 The directly held subsidiaries of the Company are as follows:

| | Country of incorporation/ formation and principal place of operation | Functional currency | Percentage owned 2007 | Percentage owned 2006 |
|---|---|---|---|---|
| Henderson Global Investors (Holdings) Plc | UK | Pounds sterling | 100% | 100% |
| Henderson Finances | UK | Pounds sterling | 100% | 100% |
| Henderson Portfolio Managers Limited | UK | Pounds sterling | 100% | 100% |
| Michie European Holdings BV | Netherlands and UK | Euros | 100% | 100% |
| UKLS Financial Planning Limited | UK | Pounds sterling | 100% | 100% |
| HHG (VH) Limited | UK | Pounds sterling | 100% | 100% |

### 31.2 The principal subsidiaries of the Group, excluding the directly held subsidiaries of the Company shown above, are as follows:

| | Country of incorporation/ formation and principal place of operation | Functional currency | Percentage owned 2007 | Percentage owned 2006 |
|---|---|---|---|---|
| Henderson Administration Limited | UK | Pounds sterling | 100% | 100% |
| Henderson Fund Management Plc | UK | Pounds sterling | 100% | 100% |
| Henderson Global Investors (Jersey) Limited | Jersey and UK | Pounds sterling | 100% | 100% |
| Henderson Global Investors (Jersey) 2 Limited | Jersey | Pounds sterling | 100% | 100% |
| Henderson Global Investors Limited | UK | Pounds sterling | 100% | 100% |
| Henderson Holdings Limited | UK | Pounds sterling | 100% | 100% |
| Henderson International Holdings Limited | Jersey and UK | Pounds sterling | 100% | 100% |
| Henderson Investment Funds Limited | UK | Pounds sterling | 100% | 100% |
| Henderson Investment Management Limited | UK | Pounds sterling | 100% | 100% |
| Henderson Management SA | Luxembourg | US dollars | 99% | 99% |
| Henderson Global Investors (Singapore) Limited | Singapore | Singapore dollars | 100% | 100% |
| Henderson Global Investors (International Holdings) BV | Netherlands and UK | Euros | 100% | 100% |
| Henderson International Inc. | USA | US dollars | 100% | 100% |
| Henderson Alternative Investment Advisor Limited | UK | Pounds sterling | 100% | 100% |
| Henderson Equity Partners Limited | UK | Pounds sterling | 100% | 100% |

**Notes to the financial statements – Group and Company (continued)**
**31. Subsidiaries and associates (continued)**

The information disclosed in the table above is only in respect of those subsidiaries which principally affect the figures shown in the Group's accounts. There are a number of other subsidiaries and associated undertakings whose business does not materially affect the Group's profits or the amount of its assets. Particulars of these have been omitted for simplification purposes.

### 31.3 The Group holds interests in the following associated companies:

| | Country of incorporation/ formation and principal place of operation | Functional currency | Percentage owned 2007 | Percentage owned 2006 |
|---|---|---|---|---|
| Kapitalanlagegesellschaft | Germany | Euros | 50% | 50% |
| Asia Real Estate Fund Management | Singapore | Singapore dollars | 50% | 50% |
| HGI Immobilien GmbH | Germany | Euros | 50% | 50% |
| Henderson-mfi Shopping Centre GmbH & Co. KG | Germany | Euros | 50% | - |
| Henderson-mfi Shopping Centre Verwaltungs GmbH | Germany | Euros | 50% | - |

| | Group 2007 £m | Group 2006 £m |
|---|---|---|
| Share of aggregate net assets | 3.8 | 2.7 |
| Share of profit for the year | 2.0 | 1.3 |

The Group's investments in associates are accounted for under the equity method and the Group's share of net assets is disclosed in the consolidated balance sheet. Distributions received during the year from associated companies are deducted from the accrued share of profits at each reporting period.

## 32. Investment in subsidiaries

| | Company Shares in subsidiaries £m |
|---|---|
| **Cost** | |
| At 1 January 2006 | 2,659.3 |
| Dividends received from subsidiaries | (197.5) |
| At 31 December 2006 | 2,461.8 |
| Investments realised on liquidation of subsidiaries | (589.1) |
| At 31 December 2007 | 1,872.7 |

During the year, an exercise took place whereby a significant number of Henderson Group plc subsidiaries were placed into members' voluntary liquidation. This primarily related to legacy and dormant companies and was part of an ongoing review process to ensure that the corporate structure remains up to date.

**Notes to the financial statements – Group and Company (continued)**

## 33. Deferred acquisition and commission costs

| | Group | |
|---|---|---|
| | 2007 | 2006 |
| | £m | £m |
| At 1 January | 20.7 | 19.2 |
| Commissions and other costs capitalised | 26.3 | 19.5 |
| Amortisation during the year | (15.2) | (18.0) |
| At 31 December | 31.8 | 20.7 |

Included within the £15.2m (2006: £18.0m) amortisation charge in 2007 is £12.7m (2006: £10.9m) in respect of amortisation of capitalised commissions, £2.5m (2006: £2.0m) in respect of various US products with capitalised commissions paid and £nil (2006: £5.1m) in respect of amortisation of placement costs in the Group's Private Equity business.

## 34. Related party transactions

### 34.1 Group

Transactions between the Company and its controlled entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Disclosures relating to the Henderson Group Pension Scheme are covered under note 30.

### 34.2 Company

Details of transactions between the Company and its subsidiaries, which are related parties of the Company, together with amounts due from and to these related parties as at the balance sheet date, are disclosed below:

| | 2007 | 2006 |
|---|---|---|
| | £m | £m |
| **Transactions with related parties** | | |
| Dividends receivable | 27.0 | 335.8 |
| Expenses recovered from other Group companies | 16.6 | 25.5 |
| Interest payable | (62.1) | (54.6) |
| Expenses recharged by other Group companies | - | (0.5) |
| **Amounts owed by/(to) related parties** | | |
| Amounts owed by related parties | 228.6 | 223.2 |
| Amounts owed to related parties | (1,193.5) | (1,141.4) |

## 35. Contingent liabilities

The following contingent liabilities existed at 31 December 2007:

- in the normal course of business, the Group is exposed to certain legal issues which can involve litigation and arbitration;
- in the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of clients' investment portfolios;
- on 2 May 2006, the Hong Kong Securities and Futures Commission announced that it had reached a settlement with UKFP (Asia) HK Limited (formerly part of Towry Law International) regarding certain legacy products sold by Towry Law International. Significant payments were made to investors during the course of 2007 in line with accounting provisions set up for that purpose. The Directors are of the opinion that the provisions remaining at the balance sheet date to cover any future payments, as detailed in note 26, are adequate; and
- under the Life Services sale agreement, tax related warranties and indemnities given by the Group expire up to six years from the disposal date of 13 April 2005. The Directors are of the opinion that no provision is required in relation to the tax related issues. Under the Towry Law UK sale agreement, normal warranties and indemnities were given by the Group which are subject to expiry in up to six years from the disposal date of 3 May 2006. As at the date of approval of the balance sheet, the Group has not been notified of any claims under outstanding warranties and indemnities from sale agreements.

**Notes to the financial statements – Group and Company (continued)**

## 36. Acquisitions and disposals of subsidiaries

### 36.1 Acquisitions
The Group did not acquire any subsidiaries during the year.

### 36.2 Disposals
The Group did not dispose of any subsidiaries during the year (2006: Towry Law UK Group - £9.5m gain)

## 37. Discontinued operations

On 3 May 2006, the Group completed the sale of Towry Law UK and its controlled entities (Towry Law UK Group) to JS&P Holdings Limited. In accordance with IFRS 5 Non Current Assets Held-for-Sale and Discontinued Operations, the results of these operations have been reported within the 2006 consolidated income statement as discontinued operations. The assets and liabilities of Towry Law UK Group were included in disposal groups held for sale in the 2005 consolidated balance sheet.

### 37.1 Net loss from discontinued operations

| | Notes | 2007 £m | 2006 £m |
|---|---|---|---|
| Income | | - | 12.5 |
| Expenses | | - | (24.0) |
| Net loss before tax from discontinued operations | | - | (11.5) |
| Tax on the results of discontinued operations | 38 | - | (0.1) |
| **Net loss after tax from discontinued operations** | | - | (11.6) |

Included within 2006 expenses is an £11.7m charge relating to the crystallisation of non-tax warranties outstanding under the Life Services business sale agreement completed in 2005. Other than this charge, all operating profit on discontinued operations related to the Towry Law UK Group and arose in the UK.

37.1.1 Average employee numbers

The average number of employees of the discontinued operations was as follows:

| | 2007 no. | 2006 no. |
|---|---|---|
| Towry Law International | - | 14 |
| Towry Law UK | - | 463 |
| | - | 477 |

Employee benefits expense of the discontinued operations comprised:

| | 2007 £m | 2006 £m |
|---|---|---|
| Salaries and wages | - | 6.1 |
| Social security costs | - | 0.6 |
| Other pension costs | - | 0.8 |
| | - | 7.5 |

37.1.2 Cash flows from discontinued operations

| | 2007 £m | 2006 £m |
|---|---|---|
| Net cash flows from operating activities | - | 1.0 |
| Net cash flows from investing activities | - | (0.1) |
| Net cash inflow | - | 0.9 |

## Notes to the financial statements – Group and Company (continued)

# 38. Taxation of discontinued operations

| | 2007 £m | 2006 £m |
|---|---|---|
| Current income tax | | |
| - current year | - | 0.1 |
| Total taxation expense | - | 0.1 |

| Reconciliation of net loss before tax at standard rate of corporate tax to the tax expense | 2007 £m | 2006 £m |
|---|---|---|
| The reconciliation of the net loss before tax multiplied at 30% to the tax expense of £nil (2006: £0.1m) is as follows: | | |
| Net loss before tax from discontinued operations | - | (2.0) |
| Tax credit at the applicable UK corporation tax rate of 30% (2006: 30%) on net loss before tax | - | (0.6) |
| Disallowable expenses | - | 3.5 |
| Tax effect of gains not subject to taxation | - | (2.8) |
| Total tax expense for discontinued operations | - | 0.1 |

## Glossary

**1H06**
Six months ended 30 June 2006

**1H07**
Six months ended 30 June 2007

**1H08**
Six months ending 30 June 2008

**1Q08**
Three months ending 31 March 2008

**2H05**
Six months ended 31 December 2005

**2H06**
Six months ended 31 December 2006

**2H07**
Six months ended 31 December 2007

**4Q08**
Three months ending 31 December 2008

**FY06**
Twelve months ended 31 December 2006

**FY07**
Twelve months to ended December 2007

**AGM**
Annual General Meeting

**ARF**
Absolute Return Fund

**ASX**
Australian Securities Exchange

**AUM**
Assets under management

**BAYE**
Buy As You Earn Share Plan

**Board**
The board of directors of Henderson Group plc

**BP**
Banco Popolare Gruppo Bancario

**BPI**
Banca Popolare Italiana

**bps**
Basis points

**BPVN**
Banco Popolare di Verona e Novara

**Glossary (continued)**

**CDI**
CHESS Depositary Interest representing one ordinary share. These are quoted on the ASX

**CDO**
Collateralised Debt Obligation

**CHESS**
Clearing House Electronic Subregister System

**CSO**
Collateralised Synthetic Obligation

**Companies Act 1985**
The UK Companies Act 1985

**Company**
Henderson Group plc

**Corporate Office** or **Corporate**
Henderson Group plc excluding Henderson Global Investors

**Cost to income ratio**
Total expenses divided by total income

**DEP**
Deferred Equity Plan

**Directors**
The directors of Henderson Group plc

**Discontinued operations**
Life Services business, Towry Law International and Towry Law UK

**EGM**
Extraordinary General Meeting

**ESOP**
Employee Share Ownership Plan

**Henderson Group** or **Group**
Henderson Group plc and its controlled entities

**Hedge funds**
Hedge funds including ARFs

**Henderson Global Investors** or **Henderson**
Henderson Global Investors (Holdings) Plc and its subsidiaries

**IAS**
International Accounting Standard

**IFRSs**
International Financial Reporting Standards

**LIBOR**
London Interbank Offered Rate

**Glossary (continued)**

**Life Services business**
The life insurance and pension books of Pearl Assurance Limited, London Life Limited, National Provident Life Limited and NPI Limited, and also includes the closed general insurance books of Pearl, the pension trustee business of Premier Pension Trustees Limited and the retirement services business operated by NPI Limited.

**LTIP**
Long-Term Incentive Plan

**OEIC**
Open-Ended Investment Company

**Pearl**
Pearl Group Limited and its subsidiaries, or Life Services business

**RSP**
Restricted Share Plan

**SAYE**
Sharesave scheme

**Scheme**
The Henderson Group Pension Scheme

**SICAV**
Societe d'investissement a capital variable (collective investment scheme)

**SIP**
Share Incentive Plan

**Towry Law International**
The international division (now closed) of Towry Law plc

**Towry Law UK**
Towry Law plc and its controlled entities, which has been sold to JS&P Holdings Limited

**TSR**
Total Shareholder Return

**UK** or **United Kingdom**
The United Kingdom of Great Britain and Northern Ireland

**UK GAAP**
Generally accepted accounting practice in the United Kingdom

**Glossary (continued)**

**US**
United States of America

**Watson Wyatt LLP**
Watson Wyatt Worldwide, Inc.

Henderson Group plc

## 2007 FULL YEAR RESULTS

27 February 2008

**Financial highlights**

| | 12 months to 31 December 2007 | 12 months to 31 December 2006 | Change |
|---|---|---|---|
| Earnings per share[1] | | | |
| Basic, continuing operations | 11.7p | 6.4p | +83% |
| Basic, all operations | 16.4p | 5.6p | +193% |
| Diluted, all operations | 15.6p | 5.5p | +184% |
| Total ordinary dividend per share[2,3] | 6.1p | 3.15p | +94% |
| Return on equity[4] | 23% | 13% | 10 pts improvement |
| Operating profit before tax | | | |
| Group, continuing operations excluding non-recurring items | £106.7m | £82.2m | +30% |
| Group, all operations including non-recurring items | £147.2m | £72.4m | +103% |
| Henderson Global Investors | £109.6m | £81.1m | +35% |
| Operating profit after tax | | | |
| Group, all operations including non-recurring items | £132.2m | £61.2m | +116% |
| Henderson Global Investors cost to income ratio | 67.5% | 72.6% | 5.1pts improvement |
| Assets under management (AUM) | £59.2bn | £61.9bn | (£2.7bn) |

[1] Based on the weighted average number of shares in issue less the weighted average number of own shares held during the accounting period.
[2] 2007 final dividend of 4.44 pence per ordinary share recommended, subject to shareholder approval at Annual General Meeting on 1 May.
[3] 2007 total dividend equivalent to 50% of net profit after tax before non-recurring items.
[4] Before tax from continuing operations excluding non-recurring items.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

### Key developments

- £1 billion net inflow into higher margin products.
- Total fee margin 53bps (2006: 44bps) and management fee margin 42bps (2006: 34bps) on average AUM.
- Satisfactory investment performance with 58% (2006: 63%) of funds by value beating their benchmarks.
- Debt issuance of £175 million in May 2007 with 9 times interest cover.
- Share consolidation and special dividend paid in October 2007, £250 million, equivalent to 27.6 pence per share.
- Henderson Global Investors cost to income ratio target of below 65% in 2008.

### Comments from Chief Executive, Roger Yates

"We delivered solid growth in profits in 2007, reflecting strong improvements in our fee margins and in our cost to income ratio. In turn, these helped generate a significant improvement in return on equity and allowed us to pay a substantially higher dividend.

Our main objectives in 2007 were to improve investment performance, to continue to grow our higher margin businesses, to deliver a 70% cost to income ratio in Henderson Global Investors (Henderson) and to make the Henderson Group (Group) balance sheet more efficient. We achieved good progress against these objectives:

- Generally satisfactory investment performance was offset towards the end of the period by market turbulence. This volatility has persisted to date in 2008, creating a more challenging environment in which to deliver investment returns to clients;
- Given these market conditions, we were pleased to win £1 billion of net new higher margin business in 2007, including particularly strong flows into our US Wholesale fund range;
- Henderson's cost to income ratio for the year of 67.5% comfortably beat our target; and
- We believe our debt raising last May was both well timed and well priced.

These strong results are testament to our product diversity which should stand us in good stead in more challenging markets."

### Group result

Operating profit before tax from continuing operations, excluding non-recurring items, was £106.7 million in 2007, up 30% from 2006. Operating profit after tax from all operations, including non-recurring items, was £132.2 million in 2007, an increase of 116% compared with 2006. The 2007 tax charge for the Group comprised a £12.4 million charge on continuing operations and a £2.6 million charge on non-recurring items. The effective tax rate for all operations, excluding non-recurring items, was 11.7% (2006: 14.9%) and including non-recurring items was 10.2% (2006: 15.5%).

We expect the effective tax rate on continuing operations, excluding non-recurring items, to remain between 10% and 15% in 2008, reverting closer to the statutory rate in 2009 or 2010. The lower effective rate in 2007 was due to the utilisation of previously unrecognised deferred tax assets and greater clarity on the level of tax provisioning required for prior years.

**Henderson Global Investors result**

Operating profit before tax from Henderson was £109.6 million – up 35% from £81.1 million in 2006, due to higher management and net performance fee income coupled with slower cost growth.

Management fee income increased 17% to £258 million in 2007, primarily as a result of improved fee margins on average assets under management (AUM) and mainly positive market movements. The largest contributors to this increase included Wholesale, Property, Private Equity and Hedge funds.

Transaction fees decreased by 28% to £17.8 million in 2007, mostly due to a slower pace of investment in Property. Net performance fees increased by 34% to £50.1 million in the same period and came from a range of products, with Property, Hedge funds and Investment Trusts being the largest contributors.

As a result of higher management and net performance fees, total fee income in 2007 increased to £325.9 million, up 15% from £283.1 million in 2006.

Continued growth in higher margin products and outflows from the lower margin areas of our business resulted in a more profitable product mix. The total fee margin on average AUM increased from 44bps in 2006 to 53bps in 2007. Management fee margin on average AUM rose from 34bps in 2006 to 42bps in 2007. Net margin increased from 12bps in 2006 to 18bps in 2007.

Investment income declined 9%, from £12.6 million in 2006, to £11.5 million in 2007. This was mostly due to lower activity levels in Henderson's seed investment portfolio during 2007 compared to 2006.

Total operating expenses increased by 6% to £225.3 million in 2007. Savings in investment administration, IT and office expenses were offset by increases in variable staff and other expenses including the impairment of a seed investment and additional provisioning. Fixed staff costs were slightly lower than last year due to management actions on pension costs, whereas variable staff costs increased in line with improved operating performance during the period.

Overall, the increase in total income exceeded the higher costs in 2007, resulting in an improvement in the cost to income ratio to 67.5% from 72.6% in 2006.

Total AUM declined to £59.2 billion at 31 December 2007 compared to £61.9 billion at 31 December 2006. Net inflows into higher margin business totalled £1 billion and comprised: US Wholesale funds (£1.4 billion), Property (£0.9 billion) and Hedge funds (£0.1 billion), partially offset by net outflows from CDOs (£0.9 billion) and UK and European Wholesale funds (£0.5 billion). The outflow from CDOs occurred in the first half of 2007 and represented redemptions by noteholders at above par value for which we received make-whole management fees. The net outflow from UK and European Wholesale funds was mostly due to profit-taking in property securities in the Horizon fund range. AUM in property securities declined from £2.0 billion at the start of 2007 to £1.1 billion at 31 December 2007.

Net outflows from lower margin business in 2007 comprised Institutional (£2.2 billion) and Pearl Group (Pearl, £4.1 billion). As previously announced, the sub-advisory agreement with Banca Popolare Italiana (BPI) expired at the end of 2007 and a £0.9 billion outflow relating to this is included in net Institutional outflows. Also, as previously flagged, Pearl gave notice in 2007 of its intention to withdraw £9 billion of assets and the Pearl Staff Pension Scheme, an Institutional client, gave notice of its intention to withdraw £1.8 billion from Henderson. We expect most of the £9 billion of assets will be withdrawn in the first half of 2008 and the Pearl Staff Pension Scheme mandate will transfer to Pearl on 29 February 2008. As previously stated, the investment management and other related agreements, entered into with Pearl in June 2006, allow Pearl flexibility to withdraw and/or re-allocate its assets. As such, we cannot predict movements in Pearl funds. However, if actual fees fall below certain thresholds, Pearl has agreed to make compensation payments to Henderson to make good the shortfall, until April 2015. The Pearl fund outflows referred to above, therefore, will not have a material impact on Henderson's future revenues.

There were favourable market and foreign exchange rate movements in 2007 AUM of £2.6 billion.

Henderson's investment performance over the last three years is generally satisfactory. In Listed Assets, which comprises our Equity and Fixed Income business, 54% of funds by value beat their benchmark in the three year period. Over one year, 57% of Listed Asset funds by value beat their benchmark. The external validation in 2007 of our investment process was strong as evidenced by the increased ratings of our fund managers (from three to seven) and of our funds by third party assessors. Investment performance in our US Property business remains excellent with 76% and 100% of funds achieving or beating their benchmarks over one and three years respectively. In Pan-European Property, we expect to retain a strong three year performance track record, pending publication of peer group benchmarks in the next month or so.

**Profit protection**

Our goal for 2008 is to meet or beat Henderson Global Investors' 2007 operating profit before tax. This may be achieved through a combination of management fee growth and continued cost management, assuming markets recover; or through cost reduction, if markets remain subdued.

We have already taken some measured action in this regard, namely headcount and related restructuring which should generate £20 million of savings in 2008, before a restructuring charge of approximately £2.5 million pre-tax. This has been done without cutting any of our investment capabilities.

In addition, we have identified a further £10 million of non-staff costs that could be removed from our cost base if markets stay subdued. Further savings are also achievable in variable staff costs, depending on future market levels.

The variability of our cost base is an important advantage in tougher markets and we are reasonably confident, therefore, of delivering a cost to income ratio for Henderson Global Investors of below 65% in 2008.

**Corporate result**

Corporate costs amounted to £9.1 million in 2007, £2.4 million lower than 2006 due to one-off legal and professional expenses of £2 million incurred in that year. We currently expect Corporate costs in 2008 to be similar to those of 2007.

Corporate net interest declined to £6.2 million in 2007, from £12.6 million in 2006. Interest income earned on Corporate cash was lower than the year before due to lower cash balances, following recent cash returns to shareholders, but offset the interest expense paid on the debt we raised in May. We expect Corporate net interest to comprise mainly debt servicing costs in 2008 and it will turn negative, therefore; approximately £10.5 million before tax relief (compared to previous guidance of £12 million), assuming an interest rate of 6%.

**Banco Popolare Gruppo Bancario (BP)**

The merger of BPI and Banco Popolare di Verona e Novara, to create BP, completed on 1 July 2007. This transaction crystallised a net gain on our investment in BPI of £31.8 million in the first half of 2007, of which £16.3 million was received in cash by way of a special dividend. The investment gain has been recognised in the Group's income statement as a non-recurring item.

Subsequent market conditions and BP stock-specific developments in the second half of 2007 contributed to a fall in the BP share price. The loss in value of our BP investment has been accounted for in the consolidated statement of recognised income and expense and balance sheet. We will continue to hold this investment for the time being.

As mentioned above, the sub-advisory agreement with BPI expired at the end of 2007, resulting in fund outflows of £0.9 billion. Nevertheless, we have retained a distribution agreement with BP for higher margin Horizon funds (AUM: £0.2 billion at 31 December 2007).

**Pension schemes**

There was a net surplus in the Group's main staff pension scheme, before deferred tax provisions, of £62.3 million at 31 December 2007 (31 December 2006: £5 million net liability). This favourable development was principally due to:

- changes in service benefits with effect from 1 April 2007 (which resulted in a non-recurring pension scheme credit of £8.7 million in the 2007 income statement);
- increased returns on investments in 2007, driven by the £60 million special contributions made in 2006/2007 in line with previous guidance; and
- a 0.7% increase in the AA corporate bond discount rate used to value pension liabilities for accounting purposes.

**Balance sheet and return of cash**

The Group improved the efficiency of its balance sheet during 2007, raising £175 million of senior debt in May 2007 and returning a further £250 million of cash to shareholders by way of a special dividend in October 2007.

The initial interest coupon on the debt was fixed and has been swapped into a variable rate to take advantage of falling interest rates and align more closely with the return from the Group's cash balances. Interest cover remains high at 9 times.

With the most recent cash return of £250 million, the Group has returned a total of £1.3 billion to shareholders since May 2005, in addition to regular dividends. Although the balance sheet remains strong, our current position is that further cash surpluses will be reinvested in the business for growth.

**Final dividend**

The Directors have recommended an ordinary dividend in respect of the six months ended 31 December 2007 of 4.44 pence per share. We plan to pay the dividend on 30 May 2008 to shareholders on the register on 9 May 2008. This takes the total ordinary dividend for 2007 to 6.1 pence per share, equivalent to 50% of net profits after tax before non-recurring items, an increase of 94% on the prior year.

We started paying dividends in 2006 and have aimed for a dividend cover of approximately two times. The Board will review this policy in 2008, with a view to increasing the pay-out ratio prudently in the next few years.

**Outlook**

Our diversity is a source of strength and the business is in good shape to withstand a sustained period of market weakness. Markets may move higher from current levels, but our current planning assumes that they do not. In addition, we are assuming that retail investor confidence remains fragile, leading us to be cautious about net flows into our Wholesale funds in 2008. Offsetting this, we see opportunities in the institutional market, in particular, further growth in our Property business, where our focus will be on investing pipeline commitments of £2.3 billion as at 31 December 2007, and Institutional business, where we have won £0.6 billion of new business since the start of the year.

Our primary focus will continue to be on profitable organic growth, but we also believe that, in more difficult markets, we are in a good position to capitalise on other opportunities. We are actively looking for those opportunities where we can lift out teams or make bolt-on acquisitions that meet our criteria.

We expect to continue earning transaction and performance fees in 2008, although we do not currently anticipate the same level of fees in 2008 as in recent years. We currently expect transaction and net performance fees of approximately £30 million in 2008. Our goals for 2008 are to meet or beat Henderson Global Investors' 2007 operating profit before tax and to deliver a Henderson Global Investors cost to income ratio of below 65%.

**Approved by the Board of Directors on 26 February 2008.**

**Forward-looking statements**

This announcement contains forward-looking statements with respect to the financial condition, results and business of Henderson Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Henderson Group's actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

**For further detail on the 2007 full year results, please see the Australian Securities Exchange (ASX) Appendix 4E lodged together with this announcement.**

* * *

**Details of market briefings: Wednesday, 27 February 2008**

For a telephone link to the briefing, dial one of the following numbers 5 to 10 minutes prior to the start of the call:

| | |
|---|---|
| Conference title | Henderson Group, full year results market briefing |
| Chairperson | Roger Yates |

9.00am (London time)/8.00pm (Sydney time)

| | |
|---|---|
| From | |
| United Kingdom | 0500 5510 88 (free call) |
| Australia | 1800 9890 15 (free call) |
| All other countries | +44 (0)20 7162 0125 (this is not a free call) |

| | |
|---|---|
| Replay number | |
| From | |
| United Kingdom | 0800 3581860 Access code: 783459 |
| Australia | +61 (0)2 82239748 Access code: 783459 |
| | (available from 27 February to 5 March 2008) |

Alternatively, you can listen to a live audiocast of the briefing. To listen to the briefing, go to www.henderson.com and click on the relevant link on the home page.

**Notes to editors**

**About Henderson Group plc**

Henderson Group plc (Henderson Group or Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and ASX. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management business. Henderson provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £59.2 billion of AUM (as at 31 December 2007) and employs around 980 people worldwide.

**About CHESS Depositary Interests**

In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the ASX.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the ASX. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

**Further information**

www.henderson.com or

**Investor enquiries**

| | |
|---|---|
| Mav Wynn, Head of Investor Relations | +44 (0) 20 7818 5135 or<br>+44 (0) 20 7818 5310<br>mav.wynn@henderson.com or<br>investor.relations@henderson.com |

**Media enquiries**

| | |
|---|---|
| ***United Kingdom: Maitland*** | ***Australia: Cannings*** |
| Peter Ogden/Lydia Pretzlik<br>+44 (0)20 7379 5151 | Peter Brookes/Pip Green<br>+61 (0)2 9252 0622 |

File No. 82-34758

BLUEPRINT OneWorld

RECEIVED

2008 MAR 12 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

# 88(2)

(Revised 2005)

*Please complete in typescript, or in bold black capitals.*

CHFP010

# Return of Allotment of Shares

**Company Number** 2072534

**Company Name in full** Henderson Group plc

**Shares allotted (including bonus shares):**

(see Guidance Booklet GBA6)

| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | From: Day 31 Month 01 Year 2008 | To: Day Month Year |
|---|---|---|

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 50,850 | | |
| Nominal value of each share | £0.125 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £1.063 | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

**If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted

*(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*

*Companies House receipt date barcode*

**When you have completed and signed the form please send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales or
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland
**DX 235 Edinburgh or LP - 4 Edinburgh 2**

Company No 2072534

# Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s) | Class of shares allotted | Number allotted |
| THE PUBLIC | £0.125 Ordinary | 50,850 |
| Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom | | |
| UK postcode HX1 2RG | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ Date ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

**Contact Details**
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

Henderson Group plc



**Update of number of securities quoted on ASX, Voting Rights and Capital**

1 February 2008

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during January 2008.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

On 31 January 2008, Henderson Group plc's capital consisted of 724,588,260 shares with voting rights. Henderson Group plc holds 5,000,000 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 719,588,260 on 31 January 2008.

The above figure, 719,588,260, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## *New issue announcement,*

## *application for quotation of additional securities*

## *and agreement*

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Henderson Group plc |

ABN

| |
|---|
| 30 106 988 836 |

We (the entity) give ASX the following information.

## *Part 1 - All issues*

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | CHESS Depositary Interests (CDIs) |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 450,949,618 At 31 December 2007<br>6,103,120 Net transfers<br>457,052,738 At 31 January 2008 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE) |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | N/A |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Net transfers of securities between CDIs and ordinary shares listed on LSE |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | Various dates during January 2008 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 457,052,738 | CDIs |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 724,588,260 | Fully paid ordinary shares quoted on the LSE |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as existing securities |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note. Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

## *Part 3 - Quotation of securities*

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## *Entities that have ticked box 34(a)*

## Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## *Entities that have ticked box 34(b)*

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 1 February 2008
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2



# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity HENDERSON GROUP PLC | |
| ABN 30 106 988 836 | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Nicholas Toby Hiscock |
| **Date of last notice** | 28 February 2008 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | - |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest | - |
| **Date of change** | - |
| **No. of securities held prior to change** | - |
| **Class** | - |
| **Number acquired** | - |
| **Number disposed** | - |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | - |
| **No. of securities held after change** | - |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | - |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

| | |
|---|---|
| **Detail of contract** | The Henderson Group plc Restricted Share Plan (RSP) |
| **Nature of interest** | Share award granted in accordance with the RSP |
| **Name of registered holder (if issued securities)** | - |
| **Date of change** | 27 February 2008, the date of grant of the award |
| **No. and class of securities to which interest related prior to change**<br>Note. Details are only required for a contract in relation to which the interest has changed | - |
| **Interest acquired** | Share award of 52,881 shares. The award will vest in June 2011 provided the Director is still employed by the Company at that date. No performance conditions apply to these shares. |
| **Interest disposed** | - |
| **Value/Consideration**<br>Note If consideration is non-cash, provide details and an estimated valuation | The award represents a portion, £60,000, of the Director's annual bonus in respect of 2007 which has been 'paid' in restricted shares rather than cash |
| **Interest after change** | Restricted share award of 52,881 shares (refer above) |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity HENDERSON GROUP PLC | |
| ABN 30 106 988 836 | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Nicholas Toby Hiscock |
| **Date of last notice** | 25 October 2007 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | - |
| **Nature of indirect interest (including registered holder)** Note. Provide details of the circumstances giving rise to the relevant interest | - |
| **Date of change** | - |
| **No. of securities held prior to change** | - |
| **Class** | - |
| **Number acquired** | - |
| **Number disposed** | - |
| **Value/Consideration** Note. If consideration is non-cash, provide details and estimated valuation | - |
| **No. of securities held after change** | - |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | - |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | The Henderson Group plc Long Term Incentive Plan (LTIP) |
| **Nature of interest** | Performance share award granted in accordance with the LTIP |
| **Name of registered holder (if issued securities)** | - |
| **Date of change** | 27 February 2008, the date of grant of the award |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | - |
| **Interest acquired** | Performance share award of 375,000 shares. The award is exercisable only if certain conditions are met (as defined in the LTIP), including Henderson Group plc's Total Shareholder Return relative to companies in its comparator group over a period of three calendar years, 2008 to 2010. The number of shares capable of vesting on 27 February 2011 will depend on the extent to which the performance conditions are satisfied. |
| **Interest disposed** | - |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | Nil |
| **Interest after change** | Performance share award of 375,000 shares (refer above) |

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | HENDERSON GROUP PLC |
| ABN | 30 106 988 836 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Roger Philip Yates |
| **Date of last notice** | 25 October 2007 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | - |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | - |
| **Date of change** | - |
| **No. of securities held prior to change** | - |
| **Class** | - |
| **Number acquired** | - |
| **Number disposed** | - |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | - |
| **No. of securities held after change** | - |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | - |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

| | |
|---|---|
| **Detail of contract** | The Henderson Group plc Long Term Incentive Plan (LTIP) |
| **Nature of interest** | Performance share award granted in accordance with the LTIP |
| **Name of registered holder (if issued securities)** | - |
| **Date of change** | 27 February 2008, the date of grant of the award |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | - |
| **Interest acquired** | Performance share award of 1,070,000 shares. The award is exercisable only if certain conditions are met (as defined in the LTIP), including Henderson Group plc's Total Shareholder Return relative to companies in its comparator group over a period of three calendar years, 2008 to 2010. The number of shares capable of vesting on 27 February 2011 will depend on the extent to which the performance conditions are satisfied. |
| **Interest disposed** | - |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | Nil |
| **Interest after change** | Performance share award of 1,070,000 shares (refer above) |

+ See chapter 19 for defined terms.

Henderson Group plc

# 2007 Annual Results

Roger Yates, Chief Executive
Toby Hiscock, Chief Financial Officer

27 February 2008

All information in £

## Henderson Group
FY07 overview

| | 12 months to 31 December 2007 | 12 months to 31 December 2006 | *Change* |
|---|---|---|---|
| Group operating profit before tax | | | |
| - continuing operations | £106.7m | £82.2m | *+30%* |
| - all operations | £147.2m | £72.4m | *+103%* |
| Earnings per share[1] | 11.7p | 6.4p | *+83%* |
| Henderson profit before tax | £109.6m | £81.1m | *+35%* |
| Henderson cost to income ratio | 67.5% | 72.6% | *5.1pts improvement* |
| Assets under management | £59.2bn | £61.9bn | *(£2.7bn)* |
| Corporate result | (£2.9m) | £1.1m | *(£4.0m)* |
| Total ordinary dividend per share[2] | 6.1p | 3.15p | *+94%* |

[1] From continuing operations excluding non-recurring items. Based on the weighted average number of shares in issue less the weighted average number of own shares held during the accounting period
[2] Final 2007 dividend of 4.44 pence per ordinary share recommended, subject to shareholder approval at AGM on 1 May 2008.

Henderson Group plc

1

- Business performance
- Outlook

Henderson Group plc



# Henderson Group

## Financials – profit and loss

| Summary information from consolidated income statement £m | FY07 | FY06 | % change |
|---|---|---|---|
| Henderson Global Investors | 109.6 | 81.1 | *35* |
| Corporate costs | (9.1) | (11.5) | *21* |
| Corporate net interest income | 6.2 | 12.6 | *(51)* |
| **Profit before tax, continuing operations** | **106.7** | **82.2** | ***30*** |
| Non-recurring items[1] | 40.5 | (7.8) | - |
| **Net profit before tax, continuing operations** | **147.2** | **74.4** | ***98*** |
| Discontinued operations | - | (2.0) | - |
| **Net profit before tax, all operations** | **147.2** | **72.4** | ***103*** |
| Taxation | (15.0) | (11.2) | *(34)* |
| **Net profit after tax, all operations** | **132.2** | **61.2** | ***116*** |
| ETR – continuing operations, excl non-recurring | 11.7% | 14.9% | - |
| – all operations, incl non-recurring | 10.2% | 15.5% | - |
| **EPS[2] – continuing operations, excl non-recurring** | **11.7p** | **6.4p** | ***83*** |
| **– all operations** | **16.4p** | **5.6p** | ***193*** |

[1] FY07 comprises gain on BPI investment of £31.8m and pension scheme service credit of £8.7m. FY06 one-off restructure costs of £7.8m.
[2] Based on the weighted average number of shares in issue less the weighted average number of own shares held during the accounting period.

Henderson Group plc

# Henderson Global Investors

## Profit and loss[1]

| £m | FY07 | FY06 | % change |
|---|---|---|---|
| Management fees | 258.0 | 221.2 | *17* |
| Transaction fees | 17.6 | 24.6 | *(28)* |
| Net performance fees | 50.1 | 37.3 | *34* |
| **Total fee income** | **325.9** | **283.1** | ***15*** |
| Investment income | 11.5 | 12.6 | *(9)* |
| **Total income** | **337.4** | **295.7** | ***14*** |
| Operating expenses | (225.3) | (211.8) | *(6)* |
| Depreciation and amortisation | (2.5) | (2.8) | *11* |
| **Operating profit before tax** | **109.6** | **81.1** | ***35*** |

| Margin on average AUM (bps) | FY07 | FY06 | % change |
|---|---|---|---|
| Management fee margin | 42.2 | 34.0 | *24* |
| Total fee margin | 53.3 | 43.5 | *23* |
| Net margin | 17.9 | 12.5 | *43* |

[1] Excluding non-recurring items

Henderson Group plc

4

# Henderson Global Investors

## Costs

- Slower cost growth in FY07
- Other expenses include:
  - additional provisioning (£3.1m)
  - seed investment impairment (£6.0m)
- FY07 cost to income ratio beat target of 70%

| £m | FY07 | FY06 | FY07 (adverse)/ favourable % change |
|---|---|---|---|
| Staff costs | 153.7 | 141.4 | *(9)* |
| Investment admin | 16.0 | 19.2 | *17* |
| IT | 9.6 | 10.6 | *9* |
| Office expenses | 13.2 | 15.0 | *12* |
| Other expenses | 32.8 | 25.6 | *(28)* |
| **Operating expenses** | **225.3** | **211.8** | ***(6)*** |

| % | FY07 | FY06 |
|---|---|---|
| Cost to income ratio[1] | 67.5 | 72.6 |

[1] Before non-recurring items.

Henderson Group plc

5

## Henderson Global Investors

Stable fixed staff costs, higher variable staff costs in line with income


200
150
£m 100
50
0
178.6
158.7
151.5
144.2
144.2
129.3
115.9
109.4
108.3
103.5
108.3
89.8
36.6
37.5
37.4
38.3
45.9
39.0
33.9
31.8
35.4
33.4
20.3
25.0
1H05
2H05
1H06
2H06
1H07
2H07
Total income
Operating expenses
Fixed staff costs
Variable staff costs

Henderson Group plc

6

## Henderson Global Investors

2008 profit protection

- Goal is to meet or beat 2007 Henderson Global Investors pre-tax profit
- To be achieved from a combination of management fee growth and cost management if markets recover, or cost reduction if markets remain subdued
- £20m savings from headcount and related restructuring, whilst preserving investment capabilities and continuing to push for growth
- Restructure charge of £2.5m pre-tax in 2008
- Depending on future market levels and fund flows
  - further £10m non-staff costs could be removed
  - further savings possible in variable staff costs
- Henderson Global Investors cost to income ratio target of below 65% in 2008

Henderson Group plc

7

# Henderson Group
## Financials – net assets by business unit

- Sound balance sheet
- Lower net assets due to return of cash in October 2007
- Corporate 2007 includes debt (£178m) and provisions/legacy losses (£29m)
- Prudent gearing ratios
- Regulatory capital surplus

| £m | 31 Dec 07 | 31 Dec 06 |
|---|---|---|
| Henderson Global Investors | 481 | 410 |
| Corporate | (207) | 86 |
| Henderson Group | 274 | 496 |

| Gearing ratios | 31 Dec 07 | 31 Dec 06 |
|---|---|---|
| Debt/equity | 0.6 | N/A |
| Debt/EBITDA | 1.7 | N/A |
| EBITDA/interest[1] | 9x | N/A |

[1] Assumes annualised interest for illustrative purposes.



# Henderson Group
## Financials – cash and cash equivalents

| £m | 31 Dec 07 | 31 Dec 06 |
|---|---|---|
| Henderson Global Investors | 226 | 144 |
| Corporate | 22 | 165 |
| Henderson Group | 248 | 309 |

Uses of cash


2007 final dividend £32m
Available for investment £72m
Pension contributions £24m
Regulatory and working capital £50m
Provisions and contingencies £70m

- Financial highlights
- [illegible]
- Outlook

Henderson Group plc



# Henderson Global Investors

## Investment performance[1]

| | Funds at/above benchmark | |
|---|---|---|
| | 1 year | 3 years |
| | % | % |
| Equities | 54 | 64 |
| Fixed income | 66 | 43 |
| **Higher margin** | | |
| Investment Trusts | 39 | 58 |
| Horizon funds | 52 | 83 |
| UK Wholesale | 48 | 55 |
| US Wholesale | 77 | 100 |
| Hedge funds | 76 | 90 |
| Property (UK/Europe) | N/A | 75[2] |
| Property (US) | 76 | 100 |
| **Lower margin** | | |
| Institutional | 47 | 31 |
| *Enhanced index* | *64* | *45* |
| *Fixed interest* | *40* | *23* |
| *Balanced/active equity* | *31* | *28* |

[1] Asset weighted, of funds measured
[2] Estimate pending benchmark data

Henderson Group plc

## Henderson Global Investors
Performance fee diversity

| | FY07 | FY06 | Benchmark | FY07 No. of funds[1] | FY06 No. of funds[1] |
|---|---|---|---|---|---|
| Net performance fees (£m) | 50.1 | 37.3 | | | |
| Sourced from: | % | % | | | |
| Property[2] | 38 | 19 | Abs/Rel | 17 | 13 |
| Hedge funds | 30 | 42 | Abs | 13 | 11 |
| Investment Trusts | 14 | 12 | Rel | 8 | 8 |
| Horizon funds | 6 | 12 | Rel | 9 | 7 |
| Private Equity | - | 7 | Rel | - | 1 |
| Other[3] | 12 | 8 | Rel | 18 | 12 |
| **Total** | **100** | **100** | | **65** | **52** |

[1] Number of funds generating performance fees.
[2] FY07 includes £8 2m 3 year performance fee
[3] FY07 includes £3.6m performance fee earned from Pearl Group.

Henderson Group plc



## Assets under management
Continued net inflow into higher margin products


FY07 movements in AUM
£bn
65
60
55
50
£bn
61.9
2.6
(2.2)
1.0
(4.1)
59.2
31-Dec-06
Market/FX
Lower margin instit net flows
Higher margin net flows
Pearl Group net flows
31-Dec-07

Henderson Group plc

## Assets under management
Growth in higher margin AUM



£bn
%
FY02
FY03
FY04
FY05
FY06
FY07
29.1
26.3
13.3
29.2
25.5
15.9
30.1
23.5
15.5
30.4
17.4
19.9
20.5
15.0
26.4
17.7
13.4
28.1
Higher margin
Lower margin
Pearl Group/Virgin Group
Higher margin % of AUM


Henderson Group plc

14

## Henderson Global Investors
Assets under management

- £1bn net inflow into higher margin products in FY07
  - £1.4bn US Wholesale funds
  - £0.9bn Property
  - £0.1bn Hedge funds
  - -£0.9bn CDOs[1]
  - -£0.5bn UK and European Wholesale funds
- £2.3bn Property pipeline at 31 December 2007

[1] Covered by make-whole management fees in FY07.

Henderson Group plc

15

## Henderson Global Investors
Global Property business

| £bn | 31 Dec 07 UK | EU | US | Total | 31 Dec 06 UK | EU | US | Total |
|---|---|---|---|---|---|---|---|---|
| Closed-ended | 4.4 | 2.5 | 0.8 | 7.7 | 4.7 | 1.6 | 0.7 | 7.0 |
| Open-ended | 0.2 | 0.4 | 0.2 | 0.8 | 0.3 | 0.1 | 0.1 | 0.5 |
| Segregated | 1.0 | - | 0.3 | 1.3 | 0.8 | - | 0.3 | 1.1 |
| **Total** | **5.6** | **2.9** | **1.3** | **9.8** | **5.8** | **1.7** | **1.1** | **8.6** |

Henderson Group plc

16

## Henderson Global Investors
Revenue contribution from AUM



Assets under management
Revenue contribution
47%
(43%)
53%
(57%)
Higher margin
Hedge funds, Private Equity, Horizon funds, UK and US Wholesale, structured products, Investment Trusts, Property
Lower margin/ Pearl Group
Institutional
Sub-advisory
Pearl
74%
(71%)
26%
(29%)


( ) FY06

Henderson Group plc

17

- Financial highlights
- Business performance
- [redacted]

Henderson Group plc

18

## Henderson Group
Outlook

- Now assuming flat markets for 2008 and fragile retail investor confidence
- Managing cost base to deliver Henderson Global Investors cost to income ratio below 65% in 2008
- Growth opportunities include Property pipeline, expansion of Hedge capacity and Institutional high alpha equity/fixed income
- Net performance and transaction fees – assume £30m in 2008 but upside in better markets
- Well positioned to come through more difficult markets

Henderson Group plc

19

Henderson Group plc

## Appendix

- Client revenue/margins FY07
- Split of AUM by line of business and asset class
- Geographic source of clients
- Relationship with BP

# Henderson Global Investors

## Client revenue/margins FY07

| Product | FY07<br>Typical annual management fee before distribution costs<br>bps |
|---|---|
| Private Equity | 125 – 200 |
| Horizon funds[1] | 110 – 170 |
| Hedge funds | 100 – 200 |
| US Wholesale | 85 – 110 |
| UK Wholesale | 100 – 150 |
| Property | 30 – 60 |
| Institutional pension funds[2] | 10 – 25 |

[1] Includes service fees paid by the fund (50bps).
[2] Includes enhanced index.

Henderson Group plc



# Henderson Global Investors

## Split of assets under management

AUM 31 Dec 07
by line of business



Peel Group
£17.7bn
30%
(£20.5bn
33%)
Higher
margin
business
£28.1bn
47%
(£26.4bn
43%)
Lower margin
institutional
£13.4bn
23%
(£15.0bn
24%)


AUM 31 Dec 07
by asset class



Fixed
income
£22.2bn
37%
(£24.6bn
40%)
Property
£8.8bn
15%
(£8.0bn
13%)
Private
Equity
£1.3bn
2%
(£1.3bn
2%)
UK Equity
£12.3bn
21%
(£13.7bn
22%)
International
Equity
£14.6bn
25%
(£14.3bn
23%)


( ) FY06

Henderson Group plc

# Henderson Global Investors

Geographic source of clients



Chicago
Hartford
New York
London (Head Office)
Vienna
Zurich
Tokyo
Singapore


AUM split by geographic source of clients at 31 December 07.



# Relationship with BP

- Merger of Banca Popolare Italiana and Banco Popolare di Verona e Novara, completed on 1 July 2007, to create Banco Popolare Gruppo Bancario (BP)
- Recognised one-off investment gain of £31.8m, including £16.3m special dividend in cash
- Sub-advisory of lower margin co-branded funds terminated in December 2007
- Continue to distribute higher margin Horizon funds through BP networks
- Equity stake in BP valued at £53.7m (book cost: £69.7m; consideration: £38.1m)

## Forward-looking statements

These materials issued by Henderson Group plc are a summary of certain information contained in the stock exchange announcements dated 27 February 2008 (relating to the full-year results for the period ended 31 December 2007 of Henderson Group) and should be read in conjunction with the full text of those announcements.

This presentation contains forward-looking statements with respect to the financial condition, results and business of Henderson Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Henderson Group's actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this presentation should be construed as a profit forecast.

Henderson Group plc

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